UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.      )*

                            SHL Systemhouse Inc.
                        -----------------------------
                               (Name of Issuer)

                  Common Stock, without nominal or par value
                  ------------------------------------------
                        (Title of Class of Securities)

                                  78424R104
                        -----------------------------
                                (CUSIP Number)

Edward G. Freitag, Esq., Vice President and Assistant General Counsel,
      MCI Communications Corporation, 1801 Pennsylvania Avenue, N.W.,
                     Washington, D.C. 20006(202)872-1600
         ----------------------------------------------------------
              (Name,  Address  and  Telephone  Number of Person
              Authorized to Receive Notices and Communications)

                              September 19, 1995
                        -----------------------------
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   Page 1 of 81 Pages

                                  SCHEDULE 13D

CUSIP No. 78424R104                     Page 2 of 81 Pages
-------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION No. OF ABOVE PERSON

     MCI COMMUNICATIONS CORPORATION     52-0886267
-------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER               (a) [ ]
     OF A GROUP*                                         (b) [ ]
-------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00(see item 3)
-------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]
-------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    8,865,705** (Plus 2,957,705 shares will be
                                 purchased by Warburg (as defined
NUMBER OF                        herein) pursuant to the Credit
SHARES                           Support and Security Purchase
BENEFICIALLY                     Agreement and the Letter Agreement
OWNED BY                         (each as defined herein).)
EACH         ------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON                     -O-
WITH         ------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER
                           -O-
             ------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                           -O-
-------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    8,865,705** (Plus 2,957,705 shares will be purchased by
                Warburg (as defined herein) pursuant to the
                Credit Support and Security Purchase Agreement
                and the Letter Agreement (each as defined herein).)
-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.7% (after giving effect to the shares which will be
           purchased by Warburg (as defined herein) pursuant to the Credit Support and Security Purchase Agreement and the Letter Agreement (each as defined herein).)
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP No. 78424R104                     Page 3 of 81 Pages

** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCI is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 78424R104                     Page 4 of 81 Pages


Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, without nominal or par value ("Issuer Common Stock"), of SHL Systemhouse Inc. (the "Issuer"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA"). The principal executive offices of the Issuer are located at 50 O'Connor Street, Ottawa, Ontario, Canada KIP 6L2.

Item 2.   Identity and Background.

     (a)-(c), (f). This Schedule 13D is being filed on behalf of MCI Communications Corporation, a Delaware corporation ("MCI"). Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by MCI that it is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purpose, and such beneficial ownership is expressly disclaimed.

          MCI and its subsidiaries are principally engaged in the provision of domestic and international voice and data communications services. MCI's principal executive offices are located at 1801 Pennsylvania Avenue, N.W., Washington, D.C.
20006.

          The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of MCI is set forth in Schedule A hereto.

     (d), (e). Neither MCI nor, to the best of MCI's knowledge, any of the directors or executive officers of MCI has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, MCI and Warburg, Pincus Investors, L.P., a Delaware limited partnership

CUSIP No. 78424R104                     Page 5 of 81 Pages

("Warburg"), which is a record and/or beneficial owner of Issuer Common Stock, have entered into a Tender Agreement described in
Item 4. Warburg entered into the Tender Agreement to induce MCI and 3183581 Canada Inc., a corporation incorporated under the CBCA and an indirect, wholly owned subsidiary of MCI ("Sub"), to enter into the Acquisition Agreement described in Item 4.

Item 4.   Purpose of Transaction.

          On September 19, 1995, MCI, Sub and the Issuer entered into an Acquisition Agreement (the "Acquisition Agreement") providing for the commencement by MCI, through Sub, of an offer to purchase all of the shares of Issuer Common Stock at a price
of U.S.$13 per share (the "Offer").   The Acquisition Agreement
provides that, subject to the terms and conditions contained therein, Sub will commence the Offer as soon as reasonably practicable after the execution of the Acquisition Agreement, but in no event later than 15 business days after the public announcement of the execution of the Acquisition Agreement. It is the intention of MCI and Sub to commence the Offer within such period of time on the terms and subject to the conditions contained in the Acquisition Agreement. The Offer is being made only for the shares of Issuer Common Stock and not for any options, warrants or other rights to purchase shares of Issuer Common Stock. Treatment of unexercised employee stock options is described below.

          The obligation of Sub to commence or continue the Offer or to accept for payment, purchase or pay for any shares of Issuer Common Stock tendered, is subject to certain conditions, including, among others: (i) a minimum of not less than 75% of the outstanding shares of Issuer Common Stock (calculated on a fully diluted basis, but excluding shares of Issuer Common Stock held by or on behalf of Sub or its affiliates and associates) on the date of the Offer being validly tendered and not withdrawn (the "Minimum Condition") and (ii) all requisite regulatory approvals being obtained, in each case as set forth in the Acquisition Agreement.

          In the event the Minimum Condition is satisfied within 120 days after the date of the Offer and the shares of Issuer Common Stock tendered under the Offer represent 90% of all of the then outstanding shares of Issuer Common Stock (excluding shares of Issuer Common Stock held by MCI and its affiliates and its associates), Sub intends to elect to acquire the remainder of the shares of Issuer Common Stock on the same terms as shares of Issuer Common Stock were acquired under the Offer pursuant to the provisions of Section 206 of the CBCA. If the statutory right of acquisition described above is not available, or if Sub elects not to proceed under such provisions, then Sub will seek to cause

CUSIP No. 78424R104                     Page 6 of 81 Pages

a special meeting of shareholders of the Issuer to be called to consider an amalgamation, or another transaction including a statutory arrangement, involving Sub (or an affiliate of Sub) and the Issuer for the purposes of enabling Sub to acquire all of the shares of Issuer Common Stock not deposited under the Offer for consideration identical to the consideration offered under the Offer. Should any such special meeting of shareholders of the Issuer be called, MCI will vote any shares of Issuer Common Stock over which it has voting power in favor of any such subsequent transaction.

          Immediately prior to the time (the "Effective Time") of the first appointment or election to the board of directors of the Issuer of persons designated by MCI or Sub (as described below), who at the time of the designation, represent the Applicable Percentage (as defined below) of the directors of the Issuer, each outstanding employee stock option to purchase shares of Issuer Common Stock and any related stock appreciation right (together, an "Employee Option") whether or not then exercisable will be cancelled by the Issuer, and each holder of a cancelled Employee Option will be entitled to receive at the Effective Time, or as soon as practicable thereafter, from the Issuer in consideration for such cancellation an amount in cash (subject to any withholding or other taxes) equal to the product of (i) the number of shares of Issuer Common Stock previously subject to such Employee Option and (ii) the excess, if any, of the amount of the consideration offered under the Offer over the exercise price per share of Issuer Common Stock previously subject to such Employee Option.

          If requested by MCI, the Issuer will, following the first take-up of and payment for the shares of the Issuer Common Stock to be purchased pursuant to the Offer, and from time to time thereafter, use all reasonable efforts to cause the Applicable Percentage (as defined below) of directors (and of members of each committee of the board of directors of the Issuer and members of the boards of directors of each subsidiary of the Issuer) (rounded in each case to the next highest director or member) of the Issuer to consist of persons designated or selected by MCI. The "Applicable Percentage" means the ratio of
(i) the total voting power of all shares of Issuer Common Stock accepted for payment pursuant to the Offer to (ii) the total voting power of the outstanding voting securities of the Issuer, rounded to the nearest whole number and expressed as a percentage.

          It is anticipated that the Issuer will, following the first appointment or election to the board of directors of the Issuer of persons designated by MCI (as described above), form an advisory board of directors comprised of such Canadian members of

CUSIP No. 78424R104                     Page 7 of 81 Pages

the current board of directors of the Issuer who will not continue to serve as directors and who elect to serve on such advisory board of directors. Such advisory board will remain in place for a period of not less than one year, which period may be extended at the election of the board of directors of the Issuer.

          Concurrently with and as a condition to the execution and delivery of the Acquisition Agreement, MCI and Warburg entered into a Tender Agreement, dated as of September 19, 1995 (the "Tender Agreement") relating to (i) an aggregate of 8,865,705 outstanding shares of Issuer Common Stock owned beneficially and of record by Warburg as of the date of the Tender Agreement, and (ii) any shares of Issuer Common Stock acquired by Warburg after such date, whether upon the exercise of options, conversion of convertible securities or otherwise. If the Acquisition Agreement is terminated in accordance with its terms, the covenants and agreements contained in the Tender Agreement with respect to shares of Issuer Common Stock will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, Warburg has agreed pursuant to the Tender Agreement (i) to validly tender pursuant to the Offer and not withdraw the shares of Issuer Common Stock beneficially owned by Warburg (representing 8,865,705 shares of Issuer Common Stock, as represented by Warburg in the Tender Agreement) and the shares of Issuer Common Stock acquired by Warburg after the date of the Tender Agreement and (ii) to vote, and have appointed MCI, certain of its executive officers and any other of its designees as its proxy to vote, the shares of Issuer Common Stock held by Warburg and the shares of Issuer Common Stock acquired by Warburg after the date of the Tender Agreement in favor of the execution and delivery by the Issuer of the Acquisition Agreement and the approval of the terms thereof and of certain related agreements and actions and against certain other enumerated actions or agreements (the "Acquisition Related Matters"). Subject to the foregoing and to certain exceptions and conditions, Warburg has agreed (i) to refrain from soliciting, encouraging or taking any other action to facilitate any inquiries or the making of any proposal regarding the Issuer, (ii) to restrictions upon the transfer of its shares of Issuer Common Stock, (iii) to refrain from granting any proxies or powers of attorney, depositing any shares of Issuer Common Stock in any voting trust or entering into any agreement with respect to voting thereof, (iv) to take or refrain from taking certain other actions and (v) to notify MCI of the number of any new shares of Issuer Common Stock acquired by Warburg after the date of the Tender Agreement.

          If the Acquisition is completed as planned, MCI expects to cause the Issuer to have the shares of Issuer Common Stock to cease to be authorized to be listed on the Toronto Stock
Exchange, the Montreal Exchange and the NASDAQ National Market

CUSIP No. 78424R104                     Page 8 of 81 Pages

System.

          The preceding summary of certain provisions of the Acquisition Agreement and the Tender Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1 and 2 hereto, and which are incorporated herein by reference.

          Other than as described above, MCI has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Acquisition Agreement, MCI reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

     (a) and (b). As of September 19, 1995, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, MCI may be deemed to have beneficially owned 8,865,705 shares of Issuer Common Stock presently outstanding and subject to the Tender Agreement, constituting approximately 12.25% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock represented by the Issuer in the Acquisition Agreement to be outstanding as of September 15, 1995). Pursuant to a Credit Support and Security Purchase Agreement, dated as of October 22, 1993 (the "Credit Support and Security Purchase Agreement"), between Warburg and the Issuer, as modified by a Letter Agreement, dated September 19, 1995 (the "Letter Agreement"), Warburg has exercised a right to purchase (the "Purchase Right") an additional 2,957,705 shares of Issuer Common Stock, and the Issuer has agreed to deliver immediately to Warburg certificates representing 2,957,705 shares of Issuer Common Stock. Pursuant to the Tender Agreement, if Warburg acquires additional shares of Issuer Common Stock, whether upon the exercise of options or warrants, conversion of convertible securities or otherwise, such shares will be subject to the terms and provisions of the Tender Agreement, Warburg will be required to tender (and not withdraw) such shares pursuant to the Offer and such shares will be subject to the proxy to vote such shares as indicated in the Tender Agreement. Accordingly, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, MCI may be deemed to be a beneficial owner of such additional shares. When Warburg receives the 2,957,705 shares of Issuer Common Stock to which it is entitled pursuant to the exercise of the Purchase Right, MCI could be deemed to beneficially own 11,823,410 shares of Issuer Common Stock, constituting approximately 15.7% of the then outstanding shares of Issuer Common Stock after giving effect to the issuance of such 2,957,705 shares.

CUSIP No. 78424R104                     Page 9 of 81 Pages

          With respect to the Acquisition Related Matters, MCI has sole power to vote the 8,865,705 shares of Issuer Common Stock (and will have sole power to vote the additional 2,957,705 shares upon receipt of such shares by Warburg pursuant to the exercise of the Purchase Right), subject to the Tender Agreement. Unless and until the first take-up of and payment for the shares of the Issuer Common Stock to be purchased pursuant to the Offer, and except as set forth above, neither MCI nor its designees, if any, has any power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of any Issuer Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCI is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as set forth in this Item 5, to the best knowledge of MCI, MCI has not, and no directors or executive officers of MCI and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

     (d) Neither MCI nor any of its designees has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock which are subject to the Tender Agreement.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Except as set forth in this Schedule 13D, to the best knowledge of MCI, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

1.   Acquisition Agreement, dated September 19, 1995, among MCI
     Communications Corporation, 3183581 Canada Inc. and SHL

CUSIP No. 78424R104                     Page 10 of 81 Pages

     Systemhouse Inc.

2.   Tender Agreement, dated as of September 19, 1995, among MCI
     Communications Corporation, 3183581 Canada Inc. and Warburg,
     Pincus Investors, L.P.

CUSIP No. 78424R104                         Page 11 of 81 Pages


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                         MCI COMMUNICATIONS CORPORATION



                         By: /s/ Douglas L. Maine
                            ---------------------------
                            Douglas L. Maine
                            Executive Vice President and
                              Chief Financial Officer




DATED:  September 28, 1995

CUSIP No. 78424R104                    Page 12 of 81 Pages


                              SCHEDULE A


             Board of Directors and Executive Officers of
                    MCI Communications Corporation


     The directors and executive officers of MCI Communications
Corporation are identified in the table below.  Directors of MCI
Communications Corporation are indicated by an asterisk.


Name
Business Address
Citizenship
Principal Occupation

1.   Bert C. Roberts, Jr.(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Chairman and Chief Executive Officer,
MCI Communications Corporation

2.  Clifford L. Alexander, Jr.(*)
Alexander & Associates, Inc.
400 C. Street, N.E.
Washington, D.C.  20002
United States
President, Alexander & Associates, Inc.

3.  Judith C. Areen(*)
Georgetown University Law Center
600 New Jersey Avenue, N.W.
Washington, D.C.  20001
United States
Executive Vice President of Law Center Affairs and Dean of the Law Center, Georgetown University

4.  Michael H. Bader(*)
Haley, Bader & Potts
4350 N. Fairfax Drive
Arlington, VA  22203-1633
United States
Partner, Haley, Bader & Potts

CUSIP No. 7842R104                     Page 13 of 81 Pages


5.  Michael Hepher(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom/Canada
Director and Group Managing Director,
British Telecommunications plc

6.  Richard M. Jones(*)
Savings and Profit Sharing Fund
Sears Tower
Chicago, IL  60684
United States
Former Chairman and Chief Executive Officer,
Guaranty Federal Savings Bank

7.  Gordon S. Macklin(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Corporate Financial Advisor and
Independent Director

8.  Alfred T. Mockett(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom/United States
Managing Director of Global Communications,
British Telecommunications plc.

9.  Dr. Alan Rudge(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom
Director, Deputy Group Managing Director and
Managing Director, Development and Procurement,
British Telecommunications plc

10.  Richard B. Sayford(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
President and Chief Executive Officer
Strategic Enterprises, Inc.,

CUSIP No. 78424R104                     Page 14 of 81 Pages


11.  Gerald H. Taylor(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
President and Chief Operating Officer,
MCI Communications Corporation

12.   Judith Whittaker(*)
Hallmark Cards, Incorporated
2501 McGee Trafficway
Kansas City, MO 64108
United States
Vice President-Legal,
Hallmark Cards, Incorporated

13.  John R. Worthington(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Senior Vice President and General Counsel,
MCI Communications Corporation

14.  Timothy F. Price
MCI Telecommunications Corporation
Three Ravinia Drive
Atlanta, GA 30346-2102
United States
Executive Vice President and Group President,
MCI Telecommunications Corporation

15.  Seth D. Blumenfeld
MCI International, Inc.
Two International Drive
Rye Brook, New York 10573
United States
President, MCI International, Inc.

16.  John W. Gerdelman
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Telecommunications Corporation

CUSIP No. 78424R104                     Page 15 of 81 Pages

17.  Douglas L. Maine
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Executive Vice President and
Chief Financial Officer,
MCI Communications Corporation

18.  Scott B. Ross
MCI Telecommunications Corporation
Three Ravinia Drive
Atlanta, GA 30346-2102
United States
Executive Vice President,
MCI Telecommunications Corporation

19.  Michael J. Rowny
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Communications Corporation

20.James M. Schneider
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Senior Vice President,
MCI Communications Corporation

CUSIP No. 78424R104                     Page 16 of 81 Pages


                            INDEX TO EXHIBITS


  Exhibit                                               Page
  Number       Description of Exhibits                 Number

     1.        Acquisition Agreement, dated as of
               September 19, 1995, among MCI
               Communications corporation, 3183581
               Canada Inc. and SHL Systemhouse Inc.      17

     2.        Tender Agreement, dated as of
               September 19, 1995, among MCI
               Communications Corporation, 3183581
               Canada Inc. and Warburg, Pincus
               Investors, L.P.                           73



































                                                  EXHIBIT 1
                                                  - - - - -
                                                  (17 of 81)
                           ACQUISITION AGREEMENT


         ACQUISITION AGREEMENT, dated September 19, 1995 (this "Agreement"), among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), 3183581 CANADA INC., a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and SHL SYSTEMHOUSE INC., a corporation incorporated under the CBCA (the "Company").

          WHEREAS, the Board of Directors of the Company has
(i)determined that it is advisable for the Parent, through the Purchaser, to acquire all of the Company's outstanding shares (the "Shares") of Common Stock, without nominal or par value (the "Common Stock"), pursuant to the take-over bid described below in
Article I, (ii) determined that the consideration to be paid for each Share is fair to and in the best interests of the shareholders of the Company, (iii) approved this Agreement and the transactions contemplated hereby, and (iv) resolved to recommend acceptance of the Offer by such shareholders;

         WHEREAS, the Board of Directors of the Parent and the Purchaser have each approved this Agreement and the transactions contemplated hereby;

          WHEREAS, Parent wishes to develop and expand the Company's information technology services business on a global basis and is committed to devoting the capital and other resources necessary to accomplish this goal, while maintaining the Company's significant presence in the Canadian market; and

         WHEREAS, as a condition and inducement to their willingness to enter into this Agreement and to consummate the transactions contemplated hereby, the Parent and the Purchaser have required that each of the shareholders listed on Schedule A hereto agree, simultaneously with the execution of this Agreement, to execute and deliver a Tender Agreement (the "Tender Agreement") with the Purchaser and the Parent pursuant to which each such shareholder has agreed to tender all of the Shares owned by it in connection with the Offer and to grant a proxy to vote such Shares in the manner provided in such Tender Agreement; and, in order to induce the Parent and the Purchaser to enter into this Agreement, each such shareholder has agreed to execute the Tender Agreement simultaneously with the execution of this Agreement;

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parent, the Purchaser and the Company hereby agree as follows:

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (18 of 81)

ARTICLE I

              THE OFFER

                       SECTION 1.1 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with
Section 5.1 and no event shall have occurred and no circumstance shall exist which could reasonably be expected to result in a failure to satisfy any of the conditions or events set forth in Annex A hereto (the "Offer Conditions"), as soon as reasonably practicable after the execution hereof (but in no event later than 15 business days after the public announcement of the execution hereof) the Purchaser shall, and the Parent shall cause the Purchaser to, commence an offer (the "Offer") to purchase all of the Shares of the Company, at a price of U.S.$13 per Share
(the "Per Share Amount"). The obligation of the Purchaser to accept for payment Shares tendered shall be subject to a minimum of not less than 75% of the outstanding Shares (calculated on a fully diluted basis, but excluding Shares held by or on behalf of the Purchaser or its affiliates and associates (as defined in the CBCA)) on the date of the Offer being validly tendered and not withdrawn (the "Minimum Condition") and to the satisfaction of the other Offer Conditions. The Purchaser expressly reserves the right, in its sole discretion, to waive or reduce the Minimum
Condition and to waive any other Offer Condition, to increase the Per Share Amount payable pursuant to the Offer or to make any other changes in the terms and conditions of the Offer (provided that, without the written consent of the Company, no change may be made which decreases the Per Share Amount payable in the Offer, changes the form of consideration payable in the Offer
(other than by adding consideration), reduces the maximum number of Shares to be purchased in the Offer or imposes conditions to the Offer in addition to the Offer Conditions). The Purchaser covenants and agrees that, subject to the terms and conditions of this Agreement and the Offer, including the Offer Conditions, unless the Company otherwise consents in writing, the Purchaser will accept for payment and pay for Shares validly tendered and not properly withdrawn not later than 10 days following the later of (x) the 35th day after the commencement of the Offer and (y) the satisfaction of the Offer Conditions which have not been waived by the Purchaser, provided that the Purchaser may extend the Offer for any period of time thereafter. It is agreed that the Offer Conditions are for the benefit of the Purchaser and may be asserted by the Purchaser, regardless of the circumstances giving rise to any such condition (including any action or inaction by the Purchaser or the Parent not inconsistent with the terms hereof), or may be waived by the Purchaser, in whole or in part at any time and from time to time, in its sole discretion.
The Purchaser may, at any time, transfer or assign to one or more corporations directly or indirectly wholly owned by the Parent

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (19 of 81)

the right to purchase all or any portion of the Shares validly tendered and not properly withdrawn pursuant to the Offer, but any such transfer or assignment shall not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment. Without limiting the Parent's other obligations under this Agreement, the Parent unconditionally guarantees to the Company the performance by the Purchaser of each of its obligations under this Agreement.

         (b) As soon as reasonably practicable on the date the Offer is commenced, the Purchaser shall file (i) with the Director appointed under the CBCA (the "Director") and with the Ontario Securities Commission and other provincial and territorial securities commissions or similar authorities in Canada and the stock exchanges in Canada on which the Shares are listed or traded (the "Canadian Securities Authorities") a takeover bid offer and circular (together with all amendments and supplements thereto, the "Offer and Circular") with respect to the Offer which shall include a form of the related letter of transmittal (the "Letter of Transmittal"), and (ii) with the United States Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1F (together with all amendments and supplements thereto, the "Schedule 14D-1F") which shall contain (included as an exhibit) the Offer and Circular and the Letter of Transmittal (the Offer and Circular, Schedule 14D-1F, Letter of Transmittal and related documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents"). The Parent, the Purchaser and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect. The Parent and the Purchaser, on the one hand, and the Company, on the other hand, further agree to take all steps necessary to cause the Offer and Circular and Schedule 14D-1F as so corrected to be filed with the Director, the Canadian Securities Authorities and the SEC, respectively, and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by (i) all applicable securities laws in each of the provinces and territories of Canada, the respective regulations and rules under such laws and the applicable by-laws and published policy statements of the Canadian Securities Authorities in such provinces (collectively, the "Canadian Securities Laws") and (ii) applicable United States securities laws. The Parent and the Purchaser will comply with the laws of the Province of Quebec relating to the use of the French language in connection with the Offer Documents to be delivered to shareholders of the Company. The Company and its counsel shall be given an opportunity to review the Offer Documents prior to their being filed with the Canadian Securities

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (20 of 81)

Authorities and the SEC. The Parent and the Purchaser agree to provide the Company and its counsel in writing with any written comments the Parent and the Purchaser or their counsel may receive from the Canadian Securities Authorities or the SEC with respect to the Offer Documents promptly after the receipt of such comments.

         (c) In the event the Minimum Condition is satisfied within 120 days after the date of the Offer and the Shares tendered under the Offer represent 90% of all of the then outstanding Shares (excluding Shares held by the Parent and its affiliates and its associates), the Purchaser intends to elect to acquire the remainder of the Shares on the same terms as Shares were acquired under the Offer pursuant to the provisions of
Section 206 of the CBCA. If the statutory right of acquisition described above is not available, or if the Purchaser elects not to proceed under such provisions, then the Purchaser will seek to cause a special meeting of shareholders of the Company to be called to consider an amalgamation, or another transaction including a statutory arrangement, involving the Purchaser (or an affiliate of the Purchaser) and the Company for the purposes of enabling the Purchaser to acquire all of the Shares not deposited under the Offer. Any such second stage transaction will be conducted in accordance with the "going private transaction" provisions within the meaning of the regulations to the Securities Act (Ontario), Ontario Securities Commission Policy Statement 9.1 and Quebec Securities Commission Policy Statement Q-27. The Purchaser intends that the consideration offered under any subsequent "going private transaction" proposed by it would be identical to the consideration offered under the Offer.

         SECTION 1.2 Company Action. (a) The Company hereby approves of and consents to the Offer and represents and warrants that its Board of Directors, after consultation with its advisors, at a meeting duly called and held on September 19, 1995, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, are fair to and in the best interests of the Company and its shareholders,
(ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to the Purchaser thereunder in accordance with the Letter of Transmittal. The Company hereby consents to the inclusion in the Offer Documents of the determinations, approvals and recommendations of the Company's Board of Directors described in this Section 1.2(a) and references to the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") referred to in Section 2.18.



                                                  EXHIBIT 1
                                                  - - - - -
                                                  (21 of 81)

         (b) Concurrently with the mailing of the Offer Documents, the Company (i) shall mail to holders of record of Shares and to each of the directors of the Company and shall file with the Director and the Canadian Securities Authorities a Directors' Circular (together with all amendments, supplements and exhibits (including the opinion of Merrill Lynch referred to in Section 2.18) thereto, the "Directors' Circular") which shall reflect the determinations and recommendation referred to in
Section 1.2(a), and (ii) shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9F (together with all amendments and supplements thereto, the "Schedule 14D-9F") which shall contain (included as an exhibit) the Directors' Circular. The Company, the Parent and the Purchaser each agrees promptly to correct any information provided by it for use in the Directors' Circular or the Schedule 14D-9F that shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Directors' Circular as so corrected to be disseminated to holders of Shares and filed with the Director, the Canadian Securities Authorities, and the Schedule 14D-9F as so corrected to be disseminated to holders of Shares and to be filed with the SEC, in each case as and to the extent required by Canadian Securities Laws and applicable United States securities laws. The Company will comply with the laws of the Province of Quebec relating to the use of the French language in connection with the Directors' Circular to be delivered to shareholders of the Company. The Company agrees to use its best efforts to cause the senior officers and directors of the Company to support the Offer. To the knowledge of the Company, all the senior officers and directors of the Company intend to tender their Shares pursuant to the Offer. The Parent, the Purchaser and their counsel shall be given an opportunity to review the Directors' Circular and the Schedule 14D-9F prior to its being mailed to holders of record of Shares and filed with the Director, the Canadian Securities Authorities and the SEC, respectively. The Company agrees to provide the Parent and the Purchaser and their counsel in writing with any written comments, notices or communications the Company or its counsel may receive from the Director, the Canadian Securities Authorities or the SEC with respect to the Offer, the Offer Documents, the Directors' Circular or the Schedule 14D-9F promptly after the receipt of such comments.

         (c) In connection with the Offer, if requested by the Purchaser, the Company shall (i) permit its registrar and transfer agent to act as the Purchaser's depositary under the Offer, (ii) promptly furnish the Purchaser with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares, each as of a

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (22 of 81)

recent date, and (iii) promptly furnish the Purchaser with such additional information (including updated lists of shareholders, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as the Parent, the Purchaser or their agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares.

         SECTION 1.3 Board of Directors. (a) If requested by the Parent, the Company shall, following the first take-up of and payment for the Shares to be purchased pursuant to the Offer, and from time to time thereafter, use all reasonable efforts to cause the Applicable Percentage (as defined below) of directors (and of members of each committee of the Board of Directors and members of the boards of directors of each subsidiary) (rounded in each case to the next highest director or member) of the Company to consist of persons designated or selected by the Parent (whether, at the request of the Parent, by means of increasing the size of the Board of Directors or seeking the resignation of directors and causing the Parent's designees to be elected). The "Applicable Percentage" means the ratio of (i) the total voting power of all Shares accepted for payment pursuant to the Offer to
(ii) the total voting power of the outstanding voting securities of the Company, rounded to the nearest whole number and expressed as a percentage.

         (b) Following the Effective Time (as defined below), the Company shall use all reasonable efforts to form an advisory board of directors comprised of such Canadian members of the current Board of Directors who will not continue to serve as directors following the Effective Time and who elect to serve on such advisory board of directors. Such advisory board shall remain in place for a period of not less than one year, which period may be extended at the election of the Board of Directors.

         SECTION 1.4 Treatment of Employee Options. Immediately prior to the Effective Time (as defined below), each outstanding employee stock option and any related stock appreciation right (together, an "Employee Option") whether or not then exercisable shall be cancelled by the Company, and each holder of a cancelled Employee Option shall be entitled to receive at the Effective Time (as defined below) or as soon as practicable thereafter from the Company in consideration for the cancellation of such Employee Option an amount in cash (subject to any withholding or other taxes) equal to the product of (i) the number of Shares previously subject to such Employee Option and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Employee Option. The parties agree to take all reasonable steps necessary in order to effectuate the foregoing arrangements.

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (23 of 81)

                                ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Parent and the Purchaser that:

          SECTION 2.1 Corporate Organization and Qualification; Subsidiaries. The Company is a corporation duly organized and validly existing under the CBCA, each subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each of the Company and each of its subsidiaries has the requisite corporate power and authority and any necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

         SECTION 2.2 Articles of Incorporation and By-laws. The Company has heretofore furnished to the Parent a complete and correct copy of the Articles of Incorporation (the "Articles of Incorporation") and the General Business By-laws (the "By-laws")of the Company and the equivalent charter or organizational documents of each of the Company's subsidiaries, in each case as currently in effect. Such Articles of Incorporation and By-laws and other charter or organizational documents are in full force and effect and no other organizational documents are applicable to or binding upon the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or By- laws or equivalent charter or organizational documents, as the case may be.

         SECTION 2.3 Capitalization. (a) The authorized capital stock of the Company consists of an unlimited number of shares of Common Stock, an unlimited number of First Preference Shares issuable in series (the "Preferred Stock") and 5,000,000 participating, non-cumulative, convertible, non-voting Series A First Preference Shares (the "Series A Preferred Stock"). As of September 15, 1995, (i) 72,384,320 shares of Common Stock were issued and outstanding, all of which were validly created, allotted and issued, and are fully paid and nonassessable and were issued free of preemptive (or similar) rights; (ii) an aggregate of 10,004,746 shares of Common Stock were issuable upon or otherwise deliverable in connection with the exercise of outstanding Employee Options issued pursuant to the

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (24 of 81)

Pension/Benefit Plans (as defined in Section 2.11); and (iii) an aggregate of 4,375,363 shares of Common Stock were issuable upon or otherwise deliverable in connection with the arrangements described on Schedule 2.3(a) hereto. The information furnished by the Company to the Parent with respect to the number, expiration date and exercise prices of the Employee Options referred to in clause (ii) above is true and correct. Since September 15, 1995, no options to purchase shares of Common Stock have been granted and no shares of Common Stock have been issued except for shares issued pursuant to the exercise of Employee Options outstanding as of September 15, 1995 and under the arrangement described in item 4 of Schedule 2.3(a). As of the date hereof, no shares of Preferred Stock or Series A Preferred Stock are issued and outstanding. Except as set forth above and except as a result of the exercise of Employee Options outstanding as of September 15, 1995 and under the arrangement described in item 4 of Schedule 2.3(a), there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, (iii) no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company and (iv) no equity equivalents, interests in the ownership or earnings of the Company or other similar rights (collectively, "Company Securities"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth above, there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly created, allotted and issued, fully paid and nonassessable and free of preemptive (or similar) rights. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of the capital stock of any subsidiary or, except as described below, to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity. Each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly created, allotted and issued, fully paid and nonassessable and (other than directors' qualifying shares which are beneficially owned by the Company) is owned by the Company free and clear of all security

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (25 of 81)

interests, liens, claims (including adverse claims as defined in the CBCA), pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (other than security interests, liens, claims, pledges and charges granted in favor of one or more of the Company's lenders in connection with the financings referred to on Schedule 2.3(b)).
Schedule 2.3(c) hereto sets forth a list of the subsidiaries and associated entities of the Company which evidences, among other things, the amount of capital stock or other equity interests owned by the Company, directly or indirectly, in such subsidiaries or associated entities.

         (b) To the Company's knowledge, of May 31, 1995 and September 13, 1995, less than 40 percent of the outstanding Common Stock was held by "U.S. holders" (as such term is defined for purposes of Schedule 14D-1F under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the 12 calendar month period ended August 31, 1995, the aggregate trading volume of the Common Stock on national securities exchanges in the United States and on the NASDAQ National Market ("NASDAQ") did not exceed the aggregate trading volume of the Common Stock on securities exchanges in Canada and on the Canadian Dealing Network, Inc. ("CDN") (based on volume figures published by such exchanges, NASDAQ and CDN). The most recent annual reports or annual information forms filed or submitted by the Company with securities regulators of Ontario, Quebec, British Columbia or Alberta or with any other Canadian securities regulator do not indicate that U.S. holders hold 40 percent or more of the Common Stock.

         SECTION 2.4 Authority Relative to Agreements. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Tender Agreement (collectively, the "Basic Agreements"), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of the Basic Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the Basic Agreements or to consummate such transactions. Each of the Basic Agreements has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by the other parties thereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.



                                                  EXHIBIT 1
                                                  - - - - -
                                                  (26 of 81)

         SECTION 2.5  No Conflict; Required Filings and Consents.
(a) The execution, delivery and performance of each of the Basic Agreements by the Company do not and will not: (i) conflict with or violate the Articles of Incorporation or By-laws of the Company or the equivalent charter or organizational documents of any of its subsidiaries; (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through
(vii) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment, decree, license or permit applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or affected; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties or assets are bound or affected, except, in the case of clause (iii) for indentures, contracts, agreements, leases, licenses, permits, franchises or other instruments to which the Company or any of its subsidiaries are a party or by which they or any of their respective properties or assets are bound or affected which are subject to a "change of control" or similar provision and which becomes applicable as a result of the acquisition of the Shares pursuant to the Offer and which are identified in Schedule 2.5(a).

         (b) The execution, delivery and performance of each of the Basic Agreements by the Company do not and will not require any consent, approval, authorization or permit of, action by,filing with or notification to, any governmental or regulatory authority, except for (i) approval under the Investment Canada Act, (ii) notification under the Competition Act (Canada), (iii) notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iv) filings under the Canadian Securities Laws, (v) applicable requirements, if any, under the rules of the Toronto and Montreal stock exchanges and NASDAQ, (vi) applicable requirements, if any, under the Exchange Act, and (vii) the permits, licenses, waivers, authorizations, exemptions, orders, approvals and certificates of public convenience and necessity which are necessary to enable the Company and its subsidiaries to conduct their operations after the Effective Time in the manner heretofore conducted, all of

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (27 of 81)

which are set forth on Schedule 2.5(b) hereto ((i) through (vii) collectively, the "Regulatory Requirements").

         SECTION 2.6 Compliance. The Company and its subsidiaries hold all permits, licenses, waivers, authorizations, variances, exemptions, orders, approvals and certificates of public convenience and necessity of all governmental and regulatory authorities necessary or appropriate for the operation of the businesses of the Company and each subsidiary. Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment, decree, license or permit applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties or assets are bound or affected.

         SECTION 2.7 Reports; Financial Statements. (a) The Company and, to the extent applicable, each of its then or current subsidiaries, has filed all forms, reports, statements and documents required to be filed with the Canadian Securities Authorities and the SEC since September 1, 1991 (collectively, the "Reports"), each of which has complied in all material respects with the applicable requirements of the Canadian Securities Laws, the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, each as in effect on the date so filed. The Company has delivered to the Parent (i) its Annual Reports on Form 10-K for each of the three fiscal years ended August 31, 1992, 1993 and 1994, in the form filed with the SEC (including any amendments thereto), (ii) all definitive proxy circular or information statements relating to the Company's meetings of shareholders (whether annual or special) held since September 1, 1991, (iii) the Company's 1992, 1993 and 1994 Annual Reports, and (iv) all other reports, statements, schedules, preliminary or final prospectuses or registration statements filed by the Company or any of its subsidiaries with the Canadian Securities Authorities or the SEC since September 1, 1991. None of such forms, reports, statements, schedules or documents (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) filed by the Company and its then or current subsidiaries (x) when filed pursuant to any Canadian Securities Laws, contained any misrepresentation (as defined within the Securities Act (Ontario)), (y) when filed pursuant to the Exchange Act, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (28 of 81)

circumstances under which they were made, not misleading, and (z) when filed pursuant to the Securities Act, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and, in the case of clauses
(x), (y) and (z), all such forms, reports, statements, schedules or documents (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) complied in all material respects with all applicable requirements of law.

         (b) Each of the audited and unaudited consolidated financial statements of the Company (including, in each case, any related notes thereto) included in its Annual Reports for each of the three fiscal years ended August 31, 1992, 1993 and 1994, which have previously been furnished to the Parent, has been prepared in accordance with Canadian generally accepted accounting principles and has been reconciled to U.S. generally accepted accounting principles in accordance with the rules and regulations of the SEC, in each case applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

         (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its subsidiaries at August 31, 1994, including the notes thereto, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since August 31, 1994 which could not, individually or in the aggregate, reasonably be expected to be adverse to the Company on a consolidated basis.

         (d) The Company has heretofore furnished to the Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the Canadian Securities Authorities or the SEC, to agreements, documents or other instruments which previously were filed by the Company or any of its subsidiaries with the Canadian Securities Authorities or the SEC pursuant to the Canadian Securities Laws, the Securities Act or the Exchange Act.




                                                  EXHIBIT 1
                                                  - - - - -
                                                  (29 of 81)

         (e) The Company has heretofore furnished to the Parent copies of all reports, assessments or valuations which could be considered to be "prior valuations" for the purposes of Policy 91 of the OSC or Policy Q.-27 of the Quebec Securities Commission.

         SECTION 2.8 Absence of Certain Changes or Events. Since August 31, 1994, except as contemplated by this Agreement or disclosed in the Reports filed or on Schedule 2.8 hereto since that date and up to the date of this Agreement, the Company and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any condition, event or occurrence which, is or could reasonably be expected to be adverse to the Company on a consolidated basis, (ii) any termination or cancellation of, or any modification which is or could reasonably be expected to be adverse to the Company, the Parent or the Purchaser to, any agreement, arrangement or understanding to which the Company or any of its subsidiaries is a party, (iii) any change by the Company or any of its subsidiaries in its accounting methods, principles or practices,
(iv) any revaluation by the Company or any of its subsidiaries of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business and in a manner consistent with past practice, (v) any entry by the Company or any of its subsidiaries into any commitment or transactions material to the Company and its subsidiaries taken as a whole, (vi) any declaration, setting aside or payment of any dividends or distributions in respect of the Shares or any redemption, purchase or other acquisition of any of its securities, or (vii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan or agreement or arrangement, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries has authorized or otherwise committed itself to do any of the foregoing.

         SECTION 2.9 Absence of Litigation. Except as disclosed with reasonable specificity in the Reports filed prior to the date of this Agreement or on Schedule 2.9 hereto, there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any properties, assets or rights of the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that (i) individually or in the aggregate, could reasonably be expected to be adverse to

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (30 of 81)

the Company on a consolidated basis or (ii) seek to delay or prevent the consummation of the transactions contemplated hereby or by the other Basic Agreements, and there are no bases or grounds on which, to the knowledge of the Company, such a suit, claim, action, proceeding or investigation could be commenced with a reasonable likelihood of success. As of the date hereof, neither the Company nor any of its subsidiaries nor any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree, determination or award which is, or which could reasonably be expected to be, adverse to the Company on a consolidated basis or which could prevent or delay the consummation of the transactions contemplated hereby or by the other Basic Agreements.

         SECTION 2.10 Employment Matters. (a) Schedule 2.10(a) hereto sets forth a complete list of all employees of, and consultants retained by, the Company and its subsidiaries as of September 15, 1995, who are participants in the Company's equity purchase program (the "Participants") as well as each such employee's or consultant's position, compensation (including any scheduled salary increases) and severance or termination pay and benefits.

         (b) Except as disclosed in the Reports and Schedule 2.10(b) hereto, there exist no employment, consulting, severance or indemnification agreements or arrangements between the Company or any of its subsidiaries and any current or former director of the Company or any of its subsidiaries or any Participant pursuant to which the Company or any such subsidiary has, or may have, obligations, and there are no employment policies or plans, including policies regarding incentive compensation, stock options, severance pay or other terms and conditions upon which any such director or Participant can be terminated which are binding on the Company or any of its subsidiaries, and no such director, or Participant is entitled to any severance benefits from the Company or any of its subsidiaries.

         (c) Neither the Company nor any of its subsidiaries is a party, either directly or by operation of law, to any collective bargaining agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of its employees or any dependent contractors of the Company. Since September 1, 1991, and except as set forth in item 6 of Schedule 2.9 hereto, neither the Company nor any of its subsidiaries has (i) had any employee strikes, work stoppages, slowdowns or lockouts or (ii) received any requests for, or become aware of, any labor tribunal proceedings of any kind which have been commenced or threatened for, the certification of bargaining units or any other requests for collective bargaining.

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (31 of 81)

To the knowledge of the Company, since September 1, 1991, there have not been and there are not now any threatened or apparent union organizing activities involving the employees or dependent contractors of the Company or any of its subsidiaries.

         (d) Each of the Company and each of its subsidiaries has been and is being operated in full compliance with all laws relating to employees, including employment standards, occupational health and safety, pay equity and employment equity. The Company and its subsidiaries have complied with and posted plans as required under all applicable pay equity legislation in Canada, the United States and any country or economic region in which either the Company or any of its subsidiaries, directly or indirectly, has assets or operations, including the Pay Equity Act (Ontario). There have been no complaints under such laws against the Company or any of its subsidiaries.

         (e) Except as referred to in item 6 of Schedule 2.9 hereto, there are no complaints nor, to the knowledge of the Company, are there any threatened complaints, against the Company or any of its subsidiaries, before any employment standards branch or tribunal or human rights tribunal. To the knowledge of the Company, nothing has occurred which might lead to a complaint against the Company or any of its subsidiaries, under any human rights legislation or employment standards legislation. There are no outstanding decisions or settlements or pending settlements under the employment standards legislation which place any obligation upon the Company or any of its subsidiaries to do or refrain from doing any act.

         (f) All workers compensation assessments under legislation in Canada, the United States or any country or economic region in which either the Company or any of its subsidiaries, directly or indirectly, has material assets or operations, including under the Workers' Compensation Act (Ontario), in relation to the Company and each of its subsidiaries have been paid or accrued, and neither the Company nor any of its subsidiaries has been subject to any special or penalty assessment under such legislation which has not been paid.

              (g)  Neither the Company nor any of its
subsidiaries has any labor problems that might reasonably be expected to affect the Company or any of its subsidiaries or lead to an interruption of its operations at any location.

         SECTION 2.11  Canadian Pension and Other Benefit Plans.
(a) The Company has accurately disclosed to the Parent and the Purchaser the existence of all Pension/Benefit Plans (as defined below).

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (32 of 81)

         (b) Current and complete copies of all written Pension/Benefit Plans or, where oral, written summaries of the material terms thereof, have been provided or made available to the Parent and the Purchaser together with current and complete copies of all documents relating to the Pension/Benefit Plans, including, as applicable: (i) all documents establishing, creating or amending any Pension/Benefit Plan; (ii) all trust agreements, funding agreements, insurance contracts, investment management agreements and investment policies; (iii) all financial statements and accounting statements and reports, and investment reports for each of the last three years and the three most recent actuarial reports; (iv) all reports, returns, filings and material correspondence with any regulatory authority in the last five years; (v) all booklets, summaries or manuals prepared for or circulated to, and written communications of a general nature prepared for or distributed to, employees concerning any Pension/Benefit Plan; and (vi) all legal opinions, consulting reports and correspondence with respect to the administration or funding of any Pension/Benefit Plan, or the investment of funds included thereunder.

         (c) Except as disclosed in Schedule 2.11 hereto, each Pension/Benefit Plan is, and has been, established, registered, qualified, administered and invested, in compliance with (i) the terms thereof and (ii) all applicable laws; and the Company and its subsidiaries have not received, in the last five years, any notice from any person questioning or challenging such compliance (other than in respect of any claim related solely to that person), and the Company has no knowledge of any such notice from any person questioning or challenging such compliance beyond the last five years.

         (d)  All obligations under the Pension/Benefit Plans
(whether pursuant to the terms thereof or applicable law) have been satisfied, and there are no outstanding defaults or violations thereunder by the Company or any of its subsidiaries, nor does the Company have any knowledge of any default or violation by any other party to any Pension/Benefit Plan.

         (e) Except as required by applicable law, there have been no amendments, modifications or restatements of any Pension/Benefit Plan made, or any improvements in benefits promised, under the Pension/Benefit Plans since September 1, 1990, and none of the Pension/Benefit Plans provide for benefit increases or the acceleration of funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated hereby.



                                                  EXHIBIT 1
                                                  - - - - -
                                                  (33 of 81)

         (f) All payments, contributions or premiums required to be paid to or in respect of each Pension/Benefit Plan have been paid in a timely fashion in accordance with the terms thereof and all applicable laws, and no Taxes (as defined in Section 2.13), penalties or fees are owing or exigible under any Pension/Benefit Plan.

         (g) There is no proceeding, action, suit or claim (other than routine claims for the payment of benefits) pending or, to the knowledge of the Company, threatened involving any Pension/Benefit Plan or its assets, and, to the knowledge of the Company, no facts exist which could reasonably be expected to give rise to any such proceeding, action, suit or claim (other than routine claims for the payment of benefits).

         (h)  No event has occurred respecting any
Pension/Benefit Plan which would entitle any person (without the consent of the Company) to wind-up or terminate any Pension/Benefit Plan, in whole or in part, or which could, reasonably be expected to adversely affect the tax status thereof.

         (i) There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any of the Pension/Benefit Plans.

          (j) No changes have occurred in respect of any Pension/Benefit Plan since the date of the most recent financial, accounting, actuarial or other report, as applicable, issued in connection with any Pension/Benefit Plan and delivered to the Parent and the Purchaser pursuant to Section 2.11(b), which could reasonably be expected to adversely affect the information contained in the relevant report (including rendering it misleading in any respect).

             (k) Neither the Company nor any of its subsidiaries has received, or applied for, any payment of surplus out of any Pension/Benefit Plan.

             (l) Neither the Company nor any of its subsidiaries has taken any contribution holidays under any Pension/Benefit
Plan.

             (m) There have been no withdrawals or transfers of assets from any Pension/Benefit Plan other than in accordance with the terms of such Pension/Benefit Plans and applicable laws.





                                                  EXHIBIT 1
                                                  - - - - -
                                                  (34 of 81)

            (n) All employee data necessary to administer each Pension/Benefit Plan is in the possession of the Company and is complete, correct and in a form which is sufficient for the proper administration of the Pension/Benefit Plans in accordance with the terms of such Pension/Benefit Plans and applicable laws, and none of the Pension/Benefit Plans, other than the pension plans or any group registered retirement savings plan or supplemental pension or retirement plan, provide benefits to retired employees or to the beneficiaries or dependents of retired employees.

               (o) None of the Pension/Benefit Plans require or permit a retroactive increase in premiums or payments, and, to the knowledge of the Company, the level of insurance reserves, if any, under any insured Pension/Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims.

         For purposes of this Agreement, the term
"Pension/Benefit Plans" shall mean (i) all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, regulated or unregulated, to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or under which the Company or any of its subsidiaries has any liability or contingent liability, relating to: (a) retirement savings or pensions, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan, deferred profit sharing plan, or supplemental pension or retirement plan; or (b) bonuses, profit sharing, deferred compensation, incentive compensation, hospitalization, health, medical or dental treatment or expenses, disability, supplementary unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan with respect to any of its employees or former employees, individuals working on contract with it or other individuals providing services to it of a kind normally provided by employees, or those eligible dependents of any such persons (including all amendments to any of the foregoing); and (ii) allstatutory plans which the Company or any of its subsidiaries is required to comply with, including the Canada or Quebec Pension Plans and plans administered pursuant to applicable provincial health tax, workers' compensation and unemployment insurance legislation (including all amendments to any of the foregoing)provided, however, that Pension/Benefit Plans shall not include any U.S. Company Plans (as defined in Section 2.12).

      SECTION 2.12 U.S. Pension and Other Benefit Plans. (a) The Company has accurately disclosed to the Parent and the Purchaser the existence of each "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (35 of 81)

Security Act of 1974, as amended ("ERISA") that is maintained, administered, contributed to or sponsored by any United States subsidiary of the Company (a "U.S. Company") (including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not under which any employee or former employee of a U.S. Company has any present or future right to benefits or under which a U.S. Company has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "U.S. Company Plans".

         (b) With respect to each U.S. Company Plan, the Company has delivered or made available to the Parent and the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (i) any related trust agreement, annuity contract or other funding instrument; (ii) the most recent determination letter; (iii) any summary plan description and other written communications (or a description of any oral communications) by any U.S. Company to its employees concerning the extent of the benefits provided under a U.S. Company Plan; and (iv) for the three most recent years (I) the Form 5500 and attached schedules;
(II) audited financial statements; (III) actuarial valuation reports; and (IV) attorney's response to an auditor's request for information.

         (c) (i) Each U.S. Company Plan has been established and administered in accordance with its terms, and in substantial compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each U.S. Company Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification; (iii) with respect to any U.S. Company Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, and, to the knowledge of the Company, no facts or circumstances exist which could give rise to any such actions, suits or claims and the Company will promptly notify the Parent and the Purchaser in writing of any pending or threatened claims arising between the

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (36 of 81)

date hereof and the Effective Time; (iv) neither the Company nor any other party has engaged in a prohibited transaction, as such term is defined under Code section 4975 or ERISA section 406, which would subject any U.S. Company, the Company, the Parent or the Purchaser to any taxes, penalties or other liabilities under Code section 4975 or ERISA sections 409 or 502(i); (v) no event has occurred and no condition exists that would subject any U.S. Company, either directly or by reason of its affiliation with any member of its Controlled Group (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any tax, fine or penalty imposed by ERISA, the Code or other applicable laws, rules and regulations including, but not limited to the taxes imposed by Code sections 4971, 4972, 4977, 4979, 4980, 4980B, 4976(a) or the fine imposed by ERISA section 502(c); (vi) all insurance premiums required to be paid with respect to U.S. Company Plans as of the Effective Time have been or will be paid prior thereto and adequate reserves have been provided for on the Company's balance sheet for any premiums (or portions thereof) attributable to service on or prior to the Effective Time; (vii) for each U.S. Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (viii) all contributions required to be made prior to the Effective Time under the terms of any U.S. Company Plan, the Code, ERISA or other applicable laws, rules and regulations have been or will be timely made and adequate reserves have been provided for on the Company's balance sheet for all benefits attributable to service on or prior to the Effective Time; (ix) no U.S. Company Plan provides for an increase in benefits on or after the Effective Time; and (x) each U.S. Company Plan may be amended or terminated without obligation or liability (other than those obligations and liabilities for which specific assets have been set aside in a trust or other funding vehicle or reserved for on the Company's balance sheet).

         (d) No U.S. Company nor any member of its Controlled Group has at any time, sponsored, maintained, or had any obligation to contribute to any employee benefit plan which is subject to Title IV of ERISA including, without limitation, any multiemployer plan (within the meaning of section 4001(a)(3) of ERISA).

         (e) Schedule 2.12 sets forth, on a plan by plan basis, the present value of benefits payable presently or in the future to present or former employees of any U.S. Company under each unfunded U.S. Company Plan.

         (f) Other than U.S. Company Plans delivered or made available in accordance with Section 2.12(b) hereof, no U.S.

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (37 of 81)

Company Plan exists which could result in the payment to any U.S. Company employee of any money or other property or rights or accelerate or provide any other rights or benefits to any U.S. Company employee as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code section 280G.

         SECTION 2.13  Tax Matters.  (a) Except as set forth in
Schedule 2.13, (i) the Company and each of its subsidiaries, and any affiliated, consolidated, combined, unitary or aggregate group of which the Company and any of its subsidiaries is or has been a member, has timely filed, been included in or sent, all Tax Returns (as defined below) required to be filed or sent to any governmental authority; (ii) as of the time of filing, the Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities and status of the Company and its subsidiaries and any other information required to be shown therein; (iii) the Company and its subsidiaries have timely paid or made provision for all Taxes that have been shown as due and payable on the Tax Returns that have been filed; (iv) the Company and its subsidiaries have timely made provision for all Taxes payable for any periods that end before the Effective Time for which no Tax Returns have yet been filed and for any periods that begin before the Effective Time and end after the Effective Time to the extent such Taxes are attributable to the portion of any such period ending at the Effective Time; (v) the charges, accruals and reserves for Taxes reflected on the books of the Company and its subsidiaries are adequate under generally accepted accounting principles to cover the Tax liabilities accruing or payable by the Company and its subsidiaries in respect of periods prior to the date hereof; (vi) neither the Company nor any of its subsidiaries is delinquent in the payment of any Taxes or has requested any extension of time within which to file or send any Tax Return, which Tax Return has not since been filed or sent; (vii) no deficiency for any Taxes has been proposed, asserted or assessed in writing against the Company or any of its subsidiaries (or any member of any affiliated, consolidated, combined, unitary or aggregate group of which the Company and any of its subsidiaries is or has been a member for which the Company or any of its subsidiaries could be liable) other than those Taxes being contested in good faith by appropriate proceedings and set forth in Schedule 2.13 (which shall set forth the nature of the proceeding, the type of return, the deficiencies proposed, asserted or assessed and the amount thereof, and the taxable year in question); (viii) neither the Company nor any of its subsidiaries has granted any extension of the limitation period applicable to any Tax claims; (ix) neither the Company nor any of its subsidiaries is subject to liability for Taxes of any person (other than the Company or its subsidiaries), including without limitation, liability arising

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (38 of 81)

from the application of U.S. Treasury Regulation Section 1.1502-6 or any analogous provision of state, local, provincial, or foreign law; (x) neither the Company nor any of its subsidiaries is or has been a party to any tax sharing or indemnity agreement with any corporation that is not currently a member of a group or sub- group of which the Company or any of its subsidiaries is currently a member; (xi) the Canadian federal and provincial income and capital tax liabilities of the Company and its subsidiaries have been assessed by the relevant taxing authorities and notices of assessment have been issued to each such entity by the relevant taxing authorities for all taxation years up to and including the taxation year specified on Schedule 2.13; (xii) there are no actions, suits, proceedings, investigations, audits, or claims now pending or to the knowledge of the Company or its subsidiaries, threatened, against the Company or its subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing authority; (xiii) the Company and its subsidiaries have duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including, without limitation, any of its employees, officers and directors and any non-resident person, the amount of all Taxes and other deductions required by any applicable law, rule or regulation to be withheld from any such amount and have duly and timely remitted the same to the appropriate governmental authority; and (xiv) for purposes of Income Tax Act (Canada) or any applicable provincial or municipal taxing statute, no persons or group of persons has ever acquired or had the right to acquire control of the Company or any of its subsidiaries.

         (b) As used herein "Tax" shall include all domestic and foreign assessments, taxes, charges, fees, levies, premiums, imposts, duties, or other charges of a similar nature, including without limitation, ad valorem, alternative or add-on minimum, business, business license, capital, capital stock, commercial rent, custom duties, disability, education, employment, environmental, estimated, excise, export, franchise, goods and services, gross receipts, health, health insurance, highway use, income, import, land transfer, license, occupation, paid-up capital, payroll, premium, profits, property, recording, registration, real property gains, sales, severance, social services, social security, stamp, surtax, transfer, unemployment, unemployment insurance, use, value-added, windfall profits, withholding, Canada, Quebec and other government pension plan premiums, and other tax or governmental fee of any kind whatsoever, including any interest, additions to tax, fines, or penalties applicable thereto.




                                                  EXHIBIT 1
                                                  - - - - -
                                                  (39 of 81)

         (c) As used herein, "Tax Return" shall include any return, declaration, report, election, notice, filing, statement, and information return required to be filed in respect of Taxes.

         SECTION 2.14 Environmental Matters. Except as disclosed in the Reports filed prior to the date of this Agreement, there are no Environmental Liabilities (as defined below) of the Company or any of its subsidiaries which could, individually or in the aggregate be adverse to the Company, determined on a consolidated basis.
         For purposes of this Agreement, the following terms shall have the following meanings:

         "Environmental Liabilities" with respect to any person means any and all liabilities of or relating to such person or any of its subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Effective Date.

         "Environmental Laws" means any and all applicable Canadian or United States federal, provincial, state and local statutes, rules, regulations, ordinances, orders, decrees, injunctions, decisions and common law requirements relating in any manner to contamination, pollution, Hazardous Materials or protection of human health or the environment, as now or may at any time hereafter be in effect, including the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar provincial and state laws.

         "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos-containing materials, pollutants, contaminants and all other materials and substances regulated pursuant to any Environmental Law.

     SECTION 2.15 Intellectual Property. Schedule 2.15 contains a complete list of all registered or applied for Intellectual Property and all unregistered Intellectual Property used in or necessary for the conduct of the business of the Company and each of its subsidiaries and all licenses relating to the Intellectual

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (40 of 81)

Property. Except as set forth on Schedule 2.15 hereto, (a) the Company and each of its subsidiaries owns, or is licensed to use (in each case, clear of any liens, claims or encumbrances of any kind), all Intellectual Property (as defined below) used in or necessary for the conduct of its businesses as currently conducted and has not transferred, assigned, alienated, limited or encumbered the Intellectual Property or its interest therein in any way; (b) the use, copying, modification, transmission or licensing of any Intellectual Property by the Company and each of its subsidiaries and the conduct of its businesses as currently conducted, does not infringe on or otherwise violate the Intellectual Property, contractual rights or obligations or other rights whatsoever of any person and is in accordance with any applicable permit, license, waiver, assignment, authorization, approval or agreement pursuant to which the Company or any subsidiary acquired the right to use, copy, modify or license any Intellectual Property; (c) to the knowledge of the Company, no service, product (or component thereof), or process used, licensed, performed, manufactured, copied, transmitted or modified, by and/or for, or supplied by or to the Company and each of its subsidiaries infringes or otherwise violates the Intellectual Property or contractual rights or obligations or other rights whatsoever of any other person; and (d) to the knowledge of the Company, no person is challenging, infringing on or otherwise violating any right of the Company or any of its subsidiaries with respect to any Intellectual Property owned or used by and/or licensed to or by the Company and its subsidiaries and no person has instituted, given notice of or threatened any claim, demand, proceeding or action against the Company or any of its subsidiaries, with respect to or alleging any infringement or violation by the Company or any of its subsidiaries of the Intellectual Property, contractual rights or obligations or other rights whatsoever, of that person.

         For purposes of this Agreement "Intellectual Property" shall include all copyrights (including all assignable interests as a user or licensee), integrated circuit topography rights, mask works, registered and unregistered trademarks, service marks, brand names, logos, certification marks, trade dress, assumed names, trade names, industrial designs and other indications of origin, any improvements therein or derivatives thereof, the goodwill associated with any of the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register any of the foregoing, including any extension, modification or renewal of any such registration or application; inventions, processes, improvements, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including divisions, derivatives, re-examinations, continuations, continuations in part and renewal

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (41 of 81)

applications), and any renewals, extensions or reissues thereof, in any jurisdiction; non-public information, trade secrets, know-how and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings, computer programs, compilations, derivatives works, topographies, and other works, whether copyrightable or not in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals, extensions or reversions thereof; the benefit of all waivers of moral rights; and any similar intellectual or industrial property or proprietary rights; and any claims, rights of compensation or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing.

         SECTION 2.16 Offer Documents; Proxy Statement. (a) None of the Directors' Circular, the Schedule 14D-9F or any of the information supplied by the Company for inclusion in the Offer Documents, shall, at the respective times such Directors' Circular, Schedule 14D-9F, Offer Documents or any amendments or supplements thereto (x) are filed with the Canadian Securities Authorities or are first published, sent or given to shareholders, as the case may be, contains any misrepresentation (as defined within the Securities Act (Ontario) and (y) are filed with the SEC, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Parent or the Purchaser or any of their respective representatives which is contained in the Directors' Circular or the Schedule 14D-9F. The Directors' Circular and the
Schedule 14D-9F will comply in all material respects as to form with the requirements of the Canadian Securities Laws and the Exchange Act and the rules and regulations thereunder.

         SECTION 2.17 Transactions with Affiliates. Except as disclosed in Schedule 2.17, there are no contracts, agreements, arrangements or understandings of any kind between any affiliate of the Company (other than any wholly owned subsidiary of the Company), on the one hand, and the Company or any subsidiary of the Company, on the other hand.

         SECTION 2.18 Opinion of Financial Advisor. On the date hereof, the Company has received the opinion of Merrill Lynch to the effect that, in the context of the transactions contemplated hereby, the Per Share Amount is fair to the shareholders of the Company from a financial point of view. The Company has been authorized by Merrill Lynch to permit references to such fairness opinion in the Offer Documents and in the Schedule 14D-9F and

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (42 of 81)

inclusion thereof in the Directors' Circular.

         SECTION 2.19 Brokers. No broker, finder or investment banker (other than Merrill Lynch) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by the Basic Agreements based upon arrangements made by and on behalf of the Company. The Company has heretofore furnished to the Parent a complete and correct copy of all agreements between the Company and Merrill Lynch pursuant to which such firm would be entitled to any payment relating to the transactions contemplated by the Basic Agreements.

         SECTION 2.20 Offer Conditions. No event has occurred and no circumstance has arisen which could reasonably be expected to result in a failure to satisfy any of the Offer Conditions.

      ARTICLE III

                                   REPRESENTATIONS AND WARRANTIES OF

                       THE PARENT AND THE PURCHASER

         The Parent and the Purchaser hereby, jointly and severally, represent and warrant to the Company that:

     SECTION 3.1 Corporate Organization. The Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser is a corporation duly organized and validly existing under the CBCA. Each of the Parent and the Purchaser has the requisite corporate power and authority and any necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer.

     SECTION 3.2 Authority Relative to Agreements. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into the Basic Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Parent and the Purchaser of each of the Basic Agreements to which it is a party and the consummation by the Parent and the Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Parent and the Purchaser and no other corporate

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (43 of 81)

proceedings on the part of the Parent or the Purchaser are necessary to authorize the Basic Agreements or to consummate such
transactions.   Each of the Basic Agreements to which it is a
party has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

         SECTION 3.3  No Conflict; Required Filings and Consents.
(a) The execution, delivery and performance by the Parent and the Purchaser of each of the Basic Agreements to which it is a party do not and will not: (i) conflict with or violate the respective certificates of incorporation, articles of incorporation or by-laws of the Parent or the Purchaser, as the case may be; (ii) assuming that all consents, approvals and authorizations contemplated by clause (i) of subsection (b) below have been obtained and all filings described in such clause have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties or assets are bound or affected; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties or assets are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer.

         (b) The execution, delivery and performance of each of the Basic Agreements by the Parent and the Purchaser, as the case may be, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for (i) applicable requirements, if any, under the Regulatory Requirements and (ii) such consents, approvals, authorizations, permits, actions, filings or notifications the failure of which to make or obtain could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer.


                                                  EXHIBIT 1
                                                  - - - - -
                                                  (44 of 81)

         SECTION 3.4 Offer Documents. None of the Offer Documents or any of the information supplied by the Parent or the Purchaser for inclusion in the Directors' Circular or the
Schedule 14D-9F shall, at the respective times such Offer Documents, Directors' Circular or Schedule 14D-9F or any amendments or supplements thereto (x) are filed with the Canadian Securities Authorities or are first published, sent or given to shareholders, as the case may be, contains any misrepresentation (as defined within the Securities Act (Ontario)), and (y) are filed with the SEC, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Parent and the Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in any of the Offer Documents. The Offer Documents will comply in all material respects as to form with the requirements of the Canadian Securities Laws and the Exchange Act and the rules and regulations thereunder.

         SECTION 3.5 Brokers. No broker, finder or investment banker (other than Lazard Freres & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Parent or the Purchaser.

         SECTION 3.6  Sufficient Funds.  The Parent has, and the
Purchaser will have available to it, sufficient funds necessary to satisfy the obligation to pay the Per Share Amount pursuant to the Offer.
                                ARTICLE IV

                                 COVENANTS

          SECTION 4.1 Conduct of Business of the Company. The Company covenants and agrees that, during the period from the date of this Agreement to the earlier of the time (the "Effective Time") of (i) the first appointment or election to the Board of Directors of the Company of persons designated by the Parent or the Purchaser, who at the time of the designation, represent the Applicable Percentage of the directors of the Company or (ii) the termination of this Agreement pursuant to Article V, except pursuant to the terms hereof, or unless the Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and the Company and its

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (45 of 81)

subsidiaries shall each use its best efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has business relations. By way of amplification and not limitation, neither the Company nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following, except as contemplated by the Basic Agreements, without the prior written consent of the Parent:

         (a) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (except (A) dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent corporation, and (B) dividends and distributions in the ordinary course of business by any other subsidiary to its parent corporation), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

         (b) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares,voting securities or convertible securities or any other securities or equity equivalents (including stock appreciation rights) (other than upon exercise of options and warrants outstanding on the date hereof, as in effect on the date hereof or as amended pursuant hereto), or accelerate any vesting or other rights under any outstanding rights, warrants or options to acquire any such shares, voting securities or convertible securities or any other securities or equity equivalents; provided, however, and not in limitation of the foregoing, no additional equity securities or rights to purchase equity securities will be issued or granted after the date hereof;




                                                  EXHIBIT 1
                                                  - - - - -
                                                  (46 of 81)

         (c) except to the extent required under existing Pension/Benefit Plans or U.S. Company Plans or employment arrangements as in effect on the date of this Agreement or by applicable law, (i) increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or (ii) grant any severance or termination pay not currently required to be paid under existing Pension/Benefit Plans or U.S. Company Plans, or (iii) enter into any employment arrangement with any present or former officer or senior-level employee, or, other than in the ordinary course of business consistent with past practice, any other employee of the Company or any of its subsidiaries, or (iv) establish, adopt, enter into or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee, pay any benefit not required by any existing agreement, trust, plan or other arrangement or place any assets in any trust for the benefit of any director, officer or employee of the Company or any of its subsidiaries;

         (d) amend its Articles of Incorporation, By-laws or other comparable charter or organizational documents or alter through merger, liquidation, reorganization, restructuring, continuance or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

         (e) acquire or agree to acquire (x) by merging, amalgamating or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (other than the completion of the acquisition of Planning Consultancy Limited) or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole; or otherwise enter into any partnership, joint venture, association or other similar arrangement;

         (f) sell, assign, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice;





                                                  EXHIBIT 1
                                                  - - - - -
                                                  (47 of 81)

         (g) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than guarantees by the Company in favor of any of its wholly owned subsidiaries or by any of its subsidiaries in favor of the Company), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or (iii) convert short-term borrowing into long-term borrowing;

         (h) expend funds for capital expenditures other than in accordance with the Company's current capital expenditure plans
(which plans shall have been disclosed in writing to the Parent on or prior to the date hereof);

         (i) enter into or amend, supplement, terminate or otherwise modify any agreement, arrangement or understanding other than in the ordinary course of business consistent with past practice;

         (j) waive, release, assign, grant or transfer any rights of value, or extend or modify or change in any material respect any services agreement or other existing, or enter into any additional, license, lease, contract or other agreement, other than in the ordinary course of business consistent with past practice;

         (k) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, amalgamation, plan of arrangement, consolidation, restructuring, recapitalization, reorganization or similar transaction;

         (l) recognize any labor union (unless legally required to do so) or enter into or amend any collective bargaining agreement;

         (m) change any accounting principle used by it, unless required by one of the Canadian Securities Authorities, a change in Canadian generally accepted accounting principles or the Financial Accounting Standards Board;




                                                  EXHIBIT 1
                                                  - - - - -
                                                  (48 of 81)

         (n) make any tax election or settle or compromise any income tax liability or file any income tax return prior to the last day (including extensions) prescribed by law;

         (o) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) or settle, pay, discharge or compromise any claims not required to be paid, individually in an amount in excess of U.S.$25,000 and in the aggregate in an amount in excess of U.S.$100,000, other than in consultation and cooperation with the Parent, and, with respect to any such settlement, with the prior written consent of the Parent;

         (p) dismiss any senior employee of the Company or any subsidiary of the Company, other than in consultation and cooperation with the Parent, and, with respect to any such dismissal, with the prior written consent of the Parent;

         (q) authorize or commit to the use of cash not in the ordinary course of business and consistent with past practice;
or

         (r) authorize any of, or commit or propose or agree to take any of, the foregoing actions or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue and incorrect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions not being satisfied.

         SECTION 4.2  Conduct of Business of the Purchaser.
During the period from the date of this Agreement to the Effective Time, the Purchaser shall not engage in any activities of any nature except as provided in, or in connection with the transactions contemplated by, the Basic Agreements.

         SECTION 4.3 Access to Information; Confidentiality. (a) From the date hereof to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of the Parent, complete access at all reasonable times to its officers, employees, agents, properties, assets, offices, plants and other facilities and to all books and records, and shall furnish the Parent and such other persons with all financial, operating and other data and information as the Parent, through its officers, employees or agents, may from time to time request.

         (b) Each of the Parent and the Purchaser will hold and will cause its officers, employees, auditors and other agents to hold in confidence, unless compelled to disclose by judicial or

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (49 of 81)

administrative process or by other requirements of law or regulation, all documents and information concerning the Company and its subsidiaries furnished to the Parent or the Purchaser in connection with the transactions contemplated in this Agreement (except to the extent that such information can be shown to have been (i) previously known by the Parent or the Purchaser from sources other than the Company, or its directors, officers, auditors or other agents, (ii) in the public domain through no fault of the Parent or the Purchaser or (iii) lawfully acquired by the Parent or the Purchaser on a non-confidential basis from sources who are not known by the Parent or the Purchaser to be bound by a confidentiality agreement or otherwise prohibited from transmitting the information to the Parent or the Purchaser by a contractual, legal or fiduciary obligation), and will not release or disclose such information to any other person, unless compelled to disclose by judicial or administrative process or by other requirements of law or regulation, except its auditors and other advisors in connection with this Agreement who need to know such information. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained for a period of three years from the date hereof and, if requested by or on behalf of the Company, the Parent and the Purchaser will, and will use reasonable efforts to cause their auditors and other agents to, return to the Company or destroy all copies of written information furnished by the Company to the Parent and the Purchaser or their agents, representatives or advisors. It is understood that the Parent and the Purchaser shall be deemed to have satisfied their obligation to hold such information confidential in accordance herewith if they exercise the same care as they take to preserve confidentiality for their own similar information provided that such represents a reasonable degree of care. The provisions of this Section 4.3(b) replace and supersede the obligations of the Parent set forth in paragraphs 1-4 of the Nondisclosure Agreement, dated February 10, 1995 (the "Nondisclosure Agreement"), between and among MCI Telecommunications Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent, and the Company and in any other confidentiality agreement previously entered into between the Parent and the Company. For greater certainty, the other provisions of the Nondisclosure Agreement remain in full and effect, unamended.

         (c) No investigation pursuant to this Section 4.3 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

         SECTION 4.4 No Solicitation. Neither the Company nor any of its subsidiaries shall, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (50 of 81)

representative retained by it or any of its subsidiaries to solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Transaction Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Transaction Proposal, or agree to or endorse any Transaction Proposal, and the Company shall notify the Parent orally (within one business day) and in writing (as promptly as practicable), in reasonable detail, as to any inquiries and proposals which it or any of its subsidiaries or any of their respective representatives or agents may receive; provided, however, that
(i) the Company may furnish or cause to be furnished information concerning the Company and its businesses, properties or assets to a third party, (ii) the Company may engage in discussions or negotiations with a third party, (iii) following receipt of a Transaction Proposal, the Company may take and disclose to its shareholders a position with respect to such Transaction Proposal, and/or (iv) following receipt of a Transaction Proposal, the Board of Directors may withdraw or modify its recommendation referred to in Section 1.2, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company shall conclude in good faith on the basis of advice from outside counsel that such action is required in order for the Board of Directors of the Company to satisfy its fiduciary obligations under applicable law; provided, further, that the Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (i) through (iv) until after reasonable notice to and consultation with the Parent with respect to such action and that such Board of Directors shall continue to consult with the Parent after taking such action and, in addition, if the Board of Directors receives a Transaction Proposal, then the Company shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. As used herein, the term "Transaction Proposal" means: (x) any acquisition or purchase of a substantial amount of assets of the Company and its subsidiaries on a consolidated basis, or any equity interest in the Company or any of its subsidiaries or any take-over bid or tender offer (including an issuer bid or self tender offer) or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (other than the transactions contemplated by the Basic Agreements) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Offer or which would or could

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (51 of 81)

reasonably be expected to materially dilute the benefits to the Purchaser and the Parent of the transactions contemplated hereby and by the other Basic Agreements or (y) any proposal, plan or intention to do any of the foregoing either publicly announced or communicated to the Company or any agreement to engage in any of the foregoing. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

         SECTION 4.5 Employee Benefit Matters. (a) The Company shall cause the Systemhouse Payroll Deduction Stock Ownership Plan and the SHL Systemhouse Inc. Employee Stock Purchase Plan to be suspended as promptly as practicable after the date hereof, and to cause such plans and all severance plan, policies or programs in existence with respect to any U.S. Company to be terminated as of the date on which the Applicable Percentage exceeds 50%. Promptly after the date on which the Applicable Percentage exceeds 50%, the Parent shall cause any employee of a U.S. Company who does not otherwise have a contractual arrangement governing severance to receive severance benefits in accordance with the terms of Parent's severance policy, as in effect from time to time.

         (b) Promptly following the Effective Time, the Parent shall cause the Company to adopt an incentive compensation plan which shall include the terms and provisions outlined on Annex B hereto.

         SECTION 4.6 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including (i) cooperation in the preparation and filing of the Offer Documents, the Directors' Circular, the Schedule 14D-9F, any required filings under the Investment Canada Act, the Competition Act, the HSR Act and other Regulatory Requirements, and any amendments to any thereof, and (ii) using its reasonable best efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Basic Agreements and to fulfill the conditions to the Offer. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (52 of 81)

to this Agreement shall use their reasonable best efforts to take all such necessary action. In addition, the Company shall cause senior management of the Company and its subsidiaries to cooperate in good faith with representatives of the Parent in identifying transition issues and formulating plans and strategies to address any such issues.

         SECTION 4.7 Public Announcements. The Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer and shall not issue any such press release or make anysuch public statement prior to such consultation, except as maybe required by law or any listing agreement with its securities exchanges or quotation systems.

         Section 4.8 Certain Agreements. Neither the Company nor any subsidiary will waive any provision of any confidentiality or standstill or similar agreement to which it is a party without the prior written consent of the Parent, unless the Board of Directors of the Company or such subsidiary concludes in good faith that waiving such provision is necessary or appropriate in order for the Board of Directors of the Company to act in a manner which is consistent with its fiduciary obligations under applicable law. The Company will promptly advise the Parent of the termination of any confidentiality or standstill or similar agreement to which it is a party by the other party or parties to such agreement.

         SECTION 4.9 Regulatory Filings. The Parent and the Purchaser shall prepare on a timely basis and in a manner consistent with the provisions of this Agreement (including, without limitation, the recitals to this Agreement) all filings necessary to fulfill the Regulatory Requirements. Prior to making any such filing the Parent and the Purchaser shall provide to the Company draft copies of all of the documents comprising such filing and allow the Company a reasonable time to comment on such documents.

ARTICLE V

                     TERMINATION, AMENDMENT AND WAIVER

         SECTION 5.1  Termination.  This Agreement may be
terminated and the Offer contemplated hereby may be abandoned at any time prior to the Effective Time:

         (a) by mutual written consent of the Parent, the Purchaser and the Company; or



                                                  EXHIBIT 1
                                                  - - - - -
                                                  (53 of 81)

         (b) by the Parent or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within Canada, the United States or any country or economic region in which either the Company or the Parent, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such imposition;

         (c) by the Parent if, due to an occurrence or circumstance which has resulted or could reasonably be expected to result in a failure to satisfy any of the Offer Conditions, the Purchaser shall have (i) terminated the Offer or (ii) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (as defined below);

         (d) by the Company if (i) there shall not have been a breach of any representation, warranty, covenant or agreement on the part of the Company in any material respect, and the Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date or (ii) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company (A) that the Board has determined in its good faith judgment is more favorable to the Company's shareholders than the Offer and (B) as a result of which the Board determines in good faith after consultation with independent legal counsel that it is obligated by its fiduciary duties under applicable law to terminate this Agreement, provided that such termination under this clause (ii) shall not be effective until the Company has made payment of the full fee required by Section 5.3(a) hereof and has deposited with a mutually acceptable escrow agent U.S.$5 million for reimbursement to the Parent of fees and expenses in accordance with Section 5.3(b)hereof; or

         (e) by the Parent prior to the purchase of Shares pursuant to the Offer, if (i) there shall have been a material breach of any representation or warranty on the part of the Company contained herein; for this purpose, a material breach is a breach that, individually or in the aggregate, (A) would constitute an untrue statement of, or omission to state, a "material change" or "material fact" (as such terms are defined in the Securities Act (Ontario)), (B) could reasonably be expected to materially dilute the benefits to the Purchaser and

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (54 of 81)

the Parent of the transactions contemplated hereby and by the other Basic Agreements, or (C) could reasonably be expected to impair the ability of the Company to perform its obligations hereunder or under the other Basic Agreements (as defined in Section 2.4) to which it is a party (the "Adverse Effects");
(ii) there shall have been a breach of any covenant or agreement on the part of the Company contained herein which individually or in the aggregate, has an Adverse Effect (provided that in such case the Parent shall give not less than 5 days prior notice to allow the Company to cure any breach before exercising its right of termination); (iii) the Board of Directors of the Company shall have withdrawn or modified (including by amendment of the Directors' Circular or Schedule 14D-9F) in a manner determined by the Parent to be adverse to the Purchaser or the Parent its approval or recommendation of the Offer, this Agreement or the transactions contemplated hereby or by the other Basic Agreements or shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing, or (iv) the Minimum Condition shall not have been satisfied prior to the expiration of the Offer and prior to the expiration of the Offer (A) any person (other than the Parent or the Purchaser) shall have made a Transaction Proposal or public announcement or communication to the Company with respect to a Transaction Proposal or (B) any person (including the Company or any of its subsidiaries or affiliates), other than the Parent or any of its affiliates, shall have become the beneficial owner of 20% or more of the Shares.

         As used herein, the "Outside Date" shall mean the latest (not to exceed 120 days following the date hereof) of (A) 60 days following the date hereof, (B) 75 days following the date the Purchaser's Application for Review is filed under the Investment Canada Act, (C) if a Request for Additional Information is made by the Department of Justice or the Federal Trade Commission pursuant to the HSR Act, 10 business days after substantial compliance with any such request, or (D) 10 business days following the conclusion of any proceedings before any other governmental or regulatory authority in connection with its review of the transactions contemplated hereby or any similar delay pursuant to any material antitrust or competition law or regulation.

         SECTION 5.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 5.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as set forth in
Section 5.3 and Section 6.1; provided, however, that nothing herein shall relieve any party from liability for any breach hereof.


                                                  EXHIBIT 1
                                                  - - - - -
                                                  (55 of 81)

     SECTION 5.3 Fees and Expenses. (a) If: (i) the Parent terminates this Agreement pursuant to Section 5.1(e)(i) or (ii) hereof, or if the Company terminates this Agreement pursuant to
Section 5.1(d)(i) hereof, and, within 12 months thereafter, the Company enters into an agreement with respect to a Third Party Acquisition (as defined below), or a Third Party Acquisition occurs, involving any party (or any affiliate or associate thereof) (x) with whom the Company (or its agents) had any discussions with respect to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with respect to or with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed any interest publicly or to the Company in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) prior to such termination; or (ii) the Parent terminates this Agreement pursuant to Section 5.1(e)(i) or
(ii) hereof, and within 12 months thereafter a Third Party Acquisition shall occur involving a direct or indirect consideration (or implicit valuation) for Shares (including the value of any stub equity) in excess of the Per Share Amount; or
(iii) the Parent terminates this Agreement pursuant to Section 5.1(e)(iii) or (iv) hereof or the Company terminates this Agreement pursuant to Section 5.1(d)(ii) hereof or otherwise under circumstances that would have permitted the Parent to terminate this Agreement under Section 5.1(e)(iv) hereof; then the Company shall pay to the Parent, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with any termination contemplated by Section 5.3(a)(iii) above, a fee, in cash, of U.S.$32 million, provided, however, that the Company in no event shall be obligated to pay more than one such U.S.$32 million fee with respect to all such agreements and occurrences and such termination.

         "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, amalgamation, tender offer or otherwise by any person other than the Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 33-1/3% or more of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 33-1/3% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 10% or more of the outstanding Shares, other than a repurchase which was not approved by the Company or publicly announced prior to the termination of this Agreement and which is not part of a series of transactions resulting in a change of control.

         (b)  Upon the termination of this Agreement (i) under

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (56 of 81)

circumstances in which the Parent or the Purchaser shall have been entitled to terminate this Agreement pursuant to Section 5.1(e)(i) or (ii) hereof (whether or not expressly terminated on such basis) or (ii) under circumstances in which the Company shall be obligated to pay a fee pursuant to Section 5.3(a), the Company shall reimburse the Parent, the Purchaser and their affiliates (not later than one business day after request therefor) for all fees and expenses (in no event exceeding U.S.$5 million) incurred by any of them or on their behalf in connection with the Offer and the consummation of all transactions contemplated by this Agreement and the other Basic Agreements (including fees and disbursements payable to any financing sources, investment bankers, counsel to the Purchaser or the Parent or any of the foregoing, and accountants). Unless required to be paid earlier pursuant to Section 5.1(d), the Company shall in any event pay the amount requested within one business day of such request. The escrow agent referred to in
Section 5.1(d) shall promptly and in any event within one business day of receipt of request therefor by the Purchaser or the Parent disburse to the Purchaser or the Parent the fees and expenses payable by the Company pursuant to this Section 5.3. To the extent that funds deposited with such escrow agent are insufficient to reimburse the Purchaser and the Parent for all fees and expenses pursuant to this Section 5.3, the Company shall, upon request, directly reimburse the Purchaser and the Parent.

         (c)  Except as specifically provided in this Section
5.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

         SECTION 5.4 Amendment. Subject to Section 1.3, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

         SECTION 5.5 Waiver. Subject to Section 1.3, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.





                                                  EXHIBIT 1
                                                  - - - - -
                                                  (57 of 81)

ARTICLE VI

                       GENERAL PROVISIONS

         SECTION 6.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 5.1, as the case may be, except that the agreements set forth in Section 1.4,
Section 4.6 and Section 4.7 shall survive the Effective Time indefinitely and those set forth in Section 4.3, Section 5.3 and
Article VI shall survive termination indefinitely (in accordance with the terms of such provisions).

         SECTION 6.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         if to the Parent or the Purchaser:

               MCI Communications Corporation
               1801 Pennsylvania Avenue, N.W.
               Washington, D.C. 20006
               Attention:  General Counsel

         with a copy to:

              Simpson Thacher & Bartlett
              425 Lexington Avenue
              New York, New York  10017
              Attention:  Philip T. Ruegger, III, Esq.

         if to the Company:

              SHL Systemhouse Inc.
              50 O'Connor Street
              Ottawa, Ontario, Canada  K1P 6L2
              Attention: Chief Financial Officer








                                                  EXHIBIT 1
                                                  - - - - -
                                                  (58 of 81)

         with a copy to:

              Tory Tory DesLauriers & Binnington
              Suite 3000 Aetna Tower
              P.O. Box 270
              Toronto-Dominion Centre
              Toronto, Canada M5K 1N2
              Attention: Gordon Coleman, Esq.

         SECTION 6.3  Certain Definitions and Rules of
Construction.  (a)  For purposes of this Agreement, the term:

         (i) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

       (ii) "beneficial owner" with respect to any Shares means a person who shall be deemed to be the beneficial owner of such Shares (1) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange
Act) beneficially owns, directly or indirectly, (2) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (3) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or person with whom such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

     (iii) "Canadian generally accepted accounting principles" shall mean the generally accepted accounting principles in Canada from time to time approved by the Canadian Institute of Chartered Accountants applied on a consistent basis during the periods involved;

    (iv) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;


                                                  EXHIBIT 1
                                                  - - - - -
                                                  (59 of 81)

     (v)  "knowledge" means knowledge after reasonable inquiry;

     (vi) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

    (vii) "subsidiary" or "subsidiaries" of the Company, the Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;

         (viii) "U.S. generally accepted accounting principles" shall mean the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case applied on a basis consistent with the manner in which the audited financial statements for the fiscal year of the Company ended August 31, 1994 were prepared; and

         (ix) "business day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New
York or Toronto are authorized or required by law, regulation or executive order to close.

         (b) The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

         (c) All references to "dollars", "U.S.$" or "$" shall be deemed to be references to United States Dollars, the lawful currency of the United States.

         SECTION 6.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (60 of 81)

being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

         SECTION 6.5 Entire Agreement; Assignment. This Agreement, together with the Nondisclosure Agreement, as amended in Section 4.3, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that the Parent and the Purchaser may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of the Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

         SECTION 6.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          SECTION 6.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          SECTION 6.8  Headings.  The descriptive headings
contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 6.9  Counterparts.  This Agreement may be
executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.









                                                  EXHIBIT 1
                                                  - - - - -
                                                  (61 of 81)

         IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
                             MCI COMMUNICATIONS CORPORATION



                             By:/s/ Gerald H. Taylor
                                Name:  Gerald H. Taylor
                                Title: President and Chief
                                       Operating Officer


                             3183581 CANADA INC.


                             By:/s/ Gerald H. Taylor
                                Name:  Gerald H. Taylor
                                Title: President and Chief
                                       Operating Officer


                             SHL SYSTEMHOUSE INC.



                             By:/s/ J.R. Oltman
                                Name:  J.R. Oltman
                                Title: Chairman and Chief
                                       Executive Officer


                             By:/s/ W.W. Linton
                              Name:  W.W. Linton
                              Title: Executive Vice President and
                                       Chief Financial Officer













                                                  EXHIBIT 1
                                                  - - - - -
                                                  (62 of 81)

                                  ANNEX A

         Terms used and not otherwise defined in this Annex A have the meanings set forth in, and shall be construed in accordance with the provisions of, the attached Agreement, except that the term "Acquisition Agreement" shall be deemed to refer to the attached Agreement.
                             Offer Conditions

         Notwithstanding any other provision of the Acquisition Agreement or the Offer, the Purchaser shall not be required to commence or continue the Offer or to accept for payment, purchase or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer, and may postpone the acceptance for payment, purchase or payment for any Shares validly tendered and not properly withdrawn pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) there shall not have been validly tendered and not properly withdrawn pursuant to the Offer a number of Shares which constitutes at least 75% of the Shares (calculated on a fully diluted basis, but excluding Shares held by or on behalf of the Purchaser or its affiliates and associates (as defined in the CBCA)) on the date of the Offer (the "Minimum Condition") or (ii) at any time prior to the taking up of such Shares, any of the following events occurs or has occurred:

         (a) the Company or any subsidiary of the Company shall have authorized, recommended or proposed, or shall have announced an intention to authorize, recommend or propose, or shall have entered into any agreement, arrangement or understanding with respect to, a Transaction Proposal (as defined below) or any release or relinquishment of any material contract rights not in the ordinary course of business ("Transaction Proposal" means: (x) any acquisition or purchase of a substantial amount of assets of the Company and its subsidiaries on a consolidated basis, or any equity interest in, the Company or any of its subsidiaries or any take-over bid or tender offer (including an issuer bid or self tender offer) or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (other than the transactions contemplated by the Basic Agreements) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Offer



                                                  EXHIBIT 1
                                                  - - - - -
                                                  (63 of 81)

or which would or could reasonably be expected to materially dilute the benefits to the Purchaser and the Parent of the transactions contemplated hereby and by the other Basic Agreements or (y) any proposal, plan or intention to do any of the foregoing either publicly announced or communicated to the Company or any agreement to engage in any of the foregoing);

       (b) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated;

        (c) any applicable waiting periods under any competition, merger control or similar law, regulation or other governmental authority having jurisdiction over any party to the Acquisition Agreement or the Offer or any other transaction contemplated by the Acquisition Agreement with respect to any such matters shall not have expired in respect of such transactions;

      (d) any other requisite regulatory approvals (including those of Investment Canada, any stock exchanges or other regulatory authorities) necessary in connection with the consummation of the transactions contemplated by the Acquisition Agreement, and including an application to the Canadian Securities Regulators in respect of any arrangements with the management of the Company or its subsidiaries, shall not have been obtained on terms reasonably satisfactory to the Parent and the Purchaser;

      (e) any representation or warranty of the Company in the Acquisition Agreement shall not have been true and correct in all material respects as of the date of execution of the Acquisition Agreement, or the Company shall not have performed in all material respects any covenant or complied with any agreement to be performed and complied with by the Company under the Acquisition Agreement, which, in the reasonable judgment of the Parent or the Purchaser, prevents or could reasonably be expected to prevent the Purchaser from proceeding with the Offer or from proceeding with the taking up and paying for Shares under the Offer or could reasonably be expected to materially dilute the benefits to the Purchaser and the Parent of the transaction contemplated hereby and by the other Basic Agreements;

     (f) any action, suit or proceeding shall have been threatened or taken before or by any Canadian, United States or other tribunal or governmental agency or other regulatory or administrative agency or commission or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, or any law or regulation shall

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (64 of 81)

have been proposed, enacted, promulgated or applied, which could reasonably be expected to have the effect of:

          (i) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the Shares by the Parent or the Purchaser, the completion of a going private transaction or the consummation of any of the transactions contemplated by the Acquisition Agreement;

          (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries, or by the Parent, directly or indirectly, of all or any material portion of the business or assets of the Company,on a consol idated basis, or the Parent, directly or indirectly, or compelling the Parent, directly or indirectly, to dispose of or hold separate all or any material portion of the business or assets of the Company, on a consolidated basis, or the Parent, directly or indirectly, as a result of the transactions contemplated by the Offer or the Acquisition Agreement;

          (iii) imposing or confirming limitations on the ability of the Parent, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of Shares, including the right to vote any Shares acquired or owned by the Parent, directly or indirectly, on all matters properly presented to the shareholders of the Company, including the right to vote any shares of capital stock of any subsidiary (other than immaterial subsidiaries) directly or indirectly owned by the Company;

          (iv) requiring divestiture by the Parent, directly or indirectly, of any Shares; or

          (v) materially adversely affecting the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole or the value of the Shares or of the Offer to the Purchaser or the Parent;

         (g) there shall exist a prohibition at law against the Purchaser making the Offer or taking up and paying for 100% of the Shares under the Offer or completing any subsequent going private transaction;





                                                  EXHIBIT 1
                                                  - - - - -
                                                  (65 of 81)

         (h) either the Company or a subsidiary of the Company shall have authorized or proposed, or shall have entered into any agreement, arrangement or understanding with respect to:

          (i) the declaration, setting aside or paying of any dividends on, or making of any other distributions in respect of, any of its capital stock (except (A) dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent corporation, and
     (B) dividends and   distributions in the ordinary course of
     business by any other subsidiary to its parent corporation);

          (ii) the splitting, combining or reclassifying of any of its capital stock or the issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

          (iii) the purchase, redemption or other acquisition of any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (iv) the authorization for issuance, issuance, delivery, sale or agreement or commitment to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or other encumbrance of any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including stock appreciation rights) (other than upon exercise of options and warrants outstanding on the date hereof, as in effect on the date hereof or as amended pursuant hereto), or the acceleration of any vesting or other rights under any outstanding rights, warrants or options to acquire any such shares, voting securities or convertible securities or any other securities or equity equivalents;

          (v) the grant or issuance of any additional equity securities or rights to purchase equity securities after the date hereof;

          (vi) except to the extent required under existing Pension/Benefit Plans or U.S. Company Plans or employment arrangements as in effect on the date of this Agreement or by applicable law, any increase in the compensation or

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (66 of 81)

     fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice;

          (vii) any grant of any severance or termination pay not currently required to be paid under existing
     Pension/Benefit Plans or U.S. Company Plans;

          (viii)  the entering into of any employment
     arrangement with any present or former officer or senior-level employee, or, other than in the ordinary course of business consistent with past practice, any other employee of the Company or any of its subsidiaries;

          (ix) the establishment, adoption, entering into or amendment or termination of any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee, pay any benefit not required by any existing agreement, trust, plan or other arrangement or the placing of any assets in any trust for the benefit of any director, officer or employee of the Company or any of its subsidiaries;

          (x) any amendment of its Articles of Incorporation, By-laws or other comparable charter or organizational documents;

          (xi) any alteration through merger, liquidation, reorganization, restructuring, continuance or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

          (xii) any acquisition or agreement to acquire (x) by merging, amalgamating or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (other than the completion of the acquisition of Planning Consultancy Limited, or (y) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole;

          (xiii) the entering into of any partnership, joint venture, association or other similar arrangement;

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (67 of 81)

          (xiv) the sale, lease, assignment, license, mortgage or other encumbering or subjecting to any lien or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice;

          (xv) the incurrence of any indebtedness for borrowed money or guarantee of any such indebtedness of another person (other than the guarantee by the Company in favor of any of its wholly owned subsidiaries or by any of its subsidiaries in favor of the Company), the issuance or sale of any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, the entering into of any "keep well" or other agreement to maintain any financial statement condition of another person or the entering into of any arrangement having the economic effect of any of the foregoing or (ii) the making of any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or the conversion of short- term borrowing into long-term borrowing;

          (xvi) the expending of funds for capital expenditures other than in accordance with the Company's current capital expenditure plans which plans shall have been disclosed in writing to the Parent on or prior to the date hereof);

          (xvii) the entering into or amending, supplementing, terminating or otherwise modifying any agreement, arrangement or understanding other than in the ordinary course of business consistent with past practice;

          (xviii) the waiver, release, assignment, grant or transfer of any rights of value, or extension or modification or change in any material respect of any services agreement or other existing, or entering into of any additional, license, lease, contract or other agreement, other than in the ordinary course of business consistent with past practice;

          (xix) the adoption of a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, amalgamation, plan of arrangement, consolidation,restructuring,
     recapitalization, reorganization or   similar transaction;

          (xx) recognizing any labor union (unless legally required to do so) or entering into or amending any collective bargaining agreement;

                                                  EXHIBIT 1
                                                  - - - - -
                                                  (68 of 81)

          (xxi) changing any accounting principle used by it, unless required by one of the Canadian Securities
     Authorities, a change in Canadian generally accepted accounting principles or the Financial Accounting Standards
     Board;

          (xxii) the making of any tax election or settling or compromising any income tax liability or filing of any income tax return prior to the last day (including extensions) prescribed by law;

          (xxiii) the settling or compromising of any litigation (whether or not commenced prior to the date of this Agreement) or settling, paying, discharging or compromising of any claims not required to be paid, individually in an amount in excess of U.S.$25,000 and in the aggregate in an amount in excess of U.S.$100,000, other than in consultation and cooperation with the Parent, and, with respect to any such settlement, with the prior written consent of the Parent;

          (xxiv) dismissing any senior employee of the company or any subsidiary of the Company, other than in consultation and cooperation with the Parent, and, with respect to any such dismissal, with the prior written consent of the Parent;

          (xxv) authorizing or committing to the use of cash not in the ordinary course of business and consistent with past practice; or

          (xxvi) authorizing any of, or committing or proposing or agreeing to take any of, the foregoing actions or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue and incorrect as of the date when made if such action had then been taken, or would result in any of the Offer Conditions not being satisfied;

          (i) the Company shall not have given the Parent and the Purchaser and their respective representatives and gents reasonable access to all of the Company's and its subsidiaries' personnel, assets, properties, books, records,agreements and commitments and all material information with respect to the Company and its subsidiaries as may be reasonably requested by the Parent, the Purchaser or any of their respective representatives and agents;




                                                  EXHIBIT 1
                                                  - - - - -
                                                  (69 of 81)

          (j) there shall have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been generally disclosed or disclosed to theParent Purchaser in writing prior to the commencement of the Offer) any change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition, licenses, permits,rights, privileges or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of the Company or any of its subsidiaries considered as a whole which, in the reasonable judgment of the Parent or the Purchaser, is materially adverse;

          (k) the Director of Investigation and Research appointed under the Competition Act (Canada) shall not have issued an advance ruling certificate under section 102 of the Competition Act (Canada) or shall not have otherwise advised the Purchaser in writing, on terms satisfactory to the Purchaser, that he does not intend to oppose the acquisition of the Shares, or such Director shall have made or threatened to make an application under or Part VIII of that Act in respect of the purchase of the Shares;

         (l) (i) it shall have been publicly disclosed or the Purchaser shall have otherwise become aware that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act)of 20% or more of the outstanding Shares has been acquired by any person (including the Company or any of its subsidiaries or affiliates), other than the Parent or any of its affiliates or (ii) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Parent or the Purchaser its approval or recommendation of the Offer, the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement or by the other Basic Agreements, or approved or recommended any Transaction Proposal or any other acquisition of Shares other than the Offer, (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a take-over bid (other than the Offer), tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction with or involving the Company or any of its subsidiaries or (C) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;




                                                  EXHIBIT 1
                                                  - - - - -
                                                  (70 of 81)

               (m) the Acquisition Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company; or

               (n) any of the persons listed on Schedule A to the Acquisition Agreement shall have breached any representation, warranty, covenant or other term of the Tender Agreement;
which, in the reasonable judgment of the Parent or the Purchaser, with respect to each and every matter referred to above, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares.

         The foregoing conditions are for the sole benefit of the Parent and the Purchaser and may be asserted by either the Parent or the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Parent or the Purchaser in whole or in part at any time and from time to time in their sole discretion (subject to the terms of the Acquisition Agreement). The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.


























                                                  EXHIBIT 1
                                                  - - - - -
                                                  (71 of 81)

                                  ANNEX B
                             SUMMARY TERMS OF
                        INCENTIVE COMPENSATION PLAN

- The Parent will establish a retention and recruiting program aimed at ensuring continuity of staff and motivation to grow the new entity in operating revenue and profitability.

- The plan would operate in lieu of any of Parent's incentive compensation plans for an initial three year period; thereafter, the Company's employees who are covered by this plan would be covered by Parent's incentive compensation plan as long as they are still employed by the new entity.

- The plan will total $36.85 million, as adjusted by a final determination of the value of John Oltman's stock options under the SHL Equity Purchase Program.

- The plan would cover the 132 employees who currently participate in the SHL Equity Purchase Program and the associated SHL annual incentive plan. Payments under the Plan would represent, on average, 50%-70% of the base salary compensation of these eligible employees.

- On average, the payments would be made as 50% cash and 50% non-cash, in the form of Parent securities.

- Grants of the Parent's securities would be made at the closing of the transaction, with a vesting of 1/3 of the total options in each of three years. Payment of the cash component would be made on an annual basis over three years, based on performance.

- Performance would be judged based on retention (highest in year 1 and declining) and growth/profitability based on targets to be determined. Growth/profitability targets would be based on the results of the new entity.

- If/when the new entity issues public securities the non-cash compensation will be based on the new securities; previously earned non-cash compensation will be convertible.

- New employees will be covered by the Parent's incentive compensation plan.

- The above parameters are subject to final discussion and input from Hewitt and Associates.



                                                  EXHIBIT 1
                                                  - - - - -
                                                  (72 of 81)

                                Schedule A

Warburg, Pincus Investors, L.P., and all of its affiliates.















































                                                  EXHIBIT 2
                                                  - - - - -
                                                  (73 of 81)


                             TENDER AGREEMENT

          TENDER AGREEMENT, dated as of September 19, 1995, among
MCI COMMUNICATIONS CORPORATION, a Delaware corporation(the
"Parent"), 3183581 CANADA INC., a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and an indirect, wholly owned subsidiary of the Parent (the
"Purchaser"), and WARBURG, PINCUS INVESTORS, L.P., a Delaware limited partnership the "Seller").

      RECITALS

     Concurrently herewith, the Parent, the Purchaser and SHL SYSTEMHOUSE INC., a corporation incorporated under the CBCA (the "Company"), are entering into an Acquisition Agreement dated the date hereof (the "Acquisition Agreement"; terms used herein but not otherwise defined herein shall have the meanings set forth in the Acquisition Agreement), pursuant to which the Purchaser has agreed to make an offer (the "Offer") to purchase all of the Company's outstanding shares of common stock, without nominal or par value (collectively the "Company Common Stock"), at a price of U.S.$13 per share, subject to the terms and conditions set forth in the Acquisition Agreement. In the event that the Purchaser agrees to increase the per share amount to be offered pursuant to the Offer, references herein to the Offer shall be deemed to refer to the Offer contemplated by the Acquisition Agreement at such increased price. In the event that the Purchaser purchases shares of Company Common Stock pursuant to the Offer, it intends to acquire the remainder of such shares pursuant to the provisions of Section 206 of the CBCA, a statutory arrangement, amalgamation or other transaction (the "Transaction") for consideration identical to that offered under the Offer.

          As of the date hereof, the Seller beneficially owns directly 8,865,705 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof and prior to the termination hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

          As a condition to their willingness to enter into the Acquisition Agreement and make the Offer, the Parent and the Purchaser have required that the Seller agree, and the Seller has agreed, to tender the Shares in the Offer and grant a proxy to vote all of the Shares owned by the Seller on the terms and conditions provided for herein.




                                                  EXHIBIT 2
                                                  - - - - -
                                                  (74 of 81)

AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

           1. Agreement to Tender and Vote; Proxy. (a) Tender. The Seller hereby agrees to validly tender pursuant to the Offer all Shares and not withdraw any such Shares, except to the extent that the tender of Shares (except with respect to Shares acquired after the date hereof) pursuant to the Offer would subject any profit realized on the transaction by the Seller to recovery by the Company under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          (b) Voting. The Seller hereby agrees that, from the date hereof until the Expiration Date (as defined below), at any meeting of the stockholders of the Company, however called, or in any written consent in lieu thereof, the Seller shall vote (or cause to be voted) the Shares (i) in favor of the execution and delivery by the Company of the Acquisition Agreement and this Agreement and the approval of the terms thereof and each of the other actions contemplated by the Acquisition Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Acquisition Agreement or this Agreement; and (iii) against any action or agreement (other than the Acquisition Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Offer, the Transaction, this Agreement or the other transactions contemplated by the Acquisition Agreement, including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, amalgamation, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries, or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser or the Parent; (D) any material change in the present capitalization or dividend policy to the Company or any amendment of the Company's Articles of Incorporation; or
(E) any other material change in the Company's corporate structure or business. The Seller shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i),
(ii) or (iii) of the preceding sentence.



                                                  EXHIBIT 2
                                                  - - - - -
                                                  (75 of 81)

     (c) Proxy. THE SELLER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE SELLER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(B). THE SELLER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement, the Parent's right to vote the Shares covered hereby and the Seller's obligation to tender the Shares pursuant hereto shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time (as defined in the Acquisition Agreement), (b) termination of the Acquisition Agreement in accordance with its terms and (c) written notice of termination of this Agreement by the Parent to the Seller.

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser, jointly and severally hereby represent and warrant to the Seller as follows:

          (i) Corporate Organization. The Parent is a coporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser is a corporation duly organized, validly existing and in good standing under the CBCA. Each of the Parent and the Purchaser has the requisite corporate power and authority and any necessary governmental authority to own,operate or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer, the Transaction or the other transactions contemplated by the Acquisition Agreement.

        (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all

                                                  EXHIBIT 2
                                                  - - - - -
                                                  (76 of 81)

necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

      (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be; (B)assuming that all consents, approvals and authorizations contemplated by Section 3.3(b)(i) of the Acquisition Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties or assets are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties or assets are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer, the Transaction or the other transactions contemplated by the Acquisition Agreement.

          (b)  Representations and Warranties of the Seller.  The
Seller hereby represents and warrants to the Parent and the Purchaser as follows:

     (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Seller and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Seller. The Seller has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Seller's rights of disposition pertaining thereto.



                                                  EXHIBIT 2
                                                  - - - - -
                                                  (77 of 81)

        (ii) Power; Binding Agreement. The Seller has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Seller. The execution, delivery and performance of this Agreement by the Seller will not violate any other agreement to which the Seller is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Seller and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

      (iii) No Conflict. The execution, delivery and performance of this Agreement by the Seller do not and will not:
(A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Seller or by which the Seller or its properties or assets are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Seller pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller is a party or by which the Seller or any of its properties or assets are bound or affected.

          4. Certain Covenants of the Seller. In accordance with the terms of this Agreement, the Seller hereby covenants and agrees as follows:

          (a) No Solicitation. The Seller shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal, or agree to or endorse any Takeover Proposal. If the Seller receives or becomes aware of a Takeover Proposal, then the Seller shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party with any parties conducted heretofore with respect to any of the foregoing. Nothing in this Section 4(a) shall restrict

                                                  EXHIBIT 2
                                                  - - - - -
                                                  (78 of 81)

or impede any of the Seller's designees on the Company's Board of Directors from taking any actions which they are permitted to take under the terms of the Acquisition Agreement in their capacity as directors.

      (b) Restriction on Transfer, Proxies and Non-Interference. The Seller hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for, the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares or any Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, or
(iii) take any action that would make any representation or warranty of the Seller contained herein untrue or incorrect or have the effect of preventing or disabling the Seller from performing its obligations under this Agreement.

          (c) Additional Shares. The Seller hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new shares of Company Common Stock acquired by the Seller, if any, after the date hereof.

           5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith, the Seller shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve

                                                  EXHIBIT 2
                                                  - - - - -
                                                  (79 of 81)

the Parent of its obligations hereunder if such assignee does not perform such obligations.

        (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

         (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:
          If to the Seller:

               Warburg, Pincus Investors, L.P.
               466 Lexington Avenue, 11th Floor
               New York, New York 10017
               Attention: Stewart K.P. Gross

          with a copy to:

               Wachtell, Lipton, Rosen & Katz
               51 West 52nd Street
               New York, New York 10019
               Attention: Eric L. Press, Esq.


          If to the Parent or
          the Purchaser:

               MCI Communications Corporation
               1801 Pennsylvania Avenue
               Washington, D.C.  20006
               Attention: John R. Worthington, Esq.
                          General Counsel

          with a copy to:

               Simpson Thacher & Bartlett
               425 Lexington Avenue
               New York, New York  10017
               Attention:  Philip T. Ruegger, III, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.


                                                  EXHIBIT 2
                                                  - - - - -
                                                  (80 of 81)

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.














                                                  EXHIBIT 2
                                                  - - - - -
                                                  (81 of 81)


          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Seller have caused this Agreement to be duly executed as of the day and year first above writen.

                              MCI COMMUNICATIONS CORPORATION


                              By:/s/ Gerald H. Taylor
                                 Name:  Gerald H. Taylor
                                 Title: President and Chief
                                        Operating Officer


                              3183581 CANADA INC.


                              By:/s/ Gerald H. Taylor
                                 Name:  Gerald H. Taylor
                                 Title: President


                              WARBURG, PINCUS INVESTORS, L.P.

                              By: WARBURG, PINCUS & CO.,
                                  General Partner



                              By:/s/ Stewart K.P. Gross
                                 Name:  Stewart K.P. Gross
                                 Title: Partner


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY:

SHL SYSTEMHOUSE INC.



By:/s/ J.R. Oltman
   Name:  J.R. Oltman
   Title: Chairman and Chief
          Executive Officer


By:/s/ W.W. Linton
   Name:  W.W. Linton
   Title: Executive Vice President
          and Chief Financial Officer